Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155679

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	DATED NOVEMBER 9, 2010

To prospectus dated November 25, 2008

$150,000,000
Frontier Oil Corporation
% Senior Notes due 2018

We are offering $150,000,000 aggregate principal amount of our     % Senior Notes due 2018. The notes will mature on                     , 2018. Interest is fixed at an annual rate of     % and is payable every six months on              and              of each year beginning                     , 2011.

We may, at our option, redeem some or all of the notes at any time on or after                     , 2014 at the redemption prices listed under “Description of notes—Optional Redemption.” Prior to                     , 2014, we may, at our option, redeem some or all of the notes at a price equal to the make-whole amount set forth under “Description of notes.” Before                     , 2013, we may, at our option, redeem up to 35% of the notes with the proceeds of certain sales of our equity securities. If we sell certain assets, or experience specific kinds of changes in control, we must offer to repurchase the notes.

The notes will be fully guaranteed by all of our domestic restricted subsidiaries, other than our immaterial subsidiaries. If we cannot make required payments on the notes, our guarantors will be required to make them for us. The notes and guarantees will rank equally with all of our and the guarantors’ existing and future senior indebtedness, and will rank senior to all of our and the guarantors’ future subordinated indebtedness. The notes will be effectively subordinated to all of our and the guarantors’ secured indebtedness to the extent of the collateral securing the secured indebtedness.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk factors” beginning on page S-9 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price	Underwriting discount	Proceeds, before expenses, to us
Per note	%	%	%
Total	$	$	$

Interest, if any, will accrue from                     , 2010 to the date of delivery.

We expect that delivery of the notes will be made to purchasers in book-entry form through The Depository Trust Company on or about                     , 2010.

Joint Book-Running Managers

UBS Investment Bank	Credit Suisse

Senior Co-Managers

BNP PARIBAS	Mitsubishi UFJ Securities	TD Securities

Wells Fargo Securities	US Bancorp

Co-Managers

Capital One Southcoast	Daiwa Capital Markets
Lloyds TSB Corporate Markets	Natixis Securities N.A.

The date of this prospectus supplement is                     , 2010.

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any other information. If anyone provides you with any other information, you should not rely on it. You should assume that the information appearing or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus supplement and the accompanying prospectus or any free writing prospectus nor any sale made hereunder shall under any circumstance imply that the information contained or incorporated by reference in this prospectus supplement is correct as of any date subsequent to the date on the cover of this prospectus supplement or that the information contained or incorporated by reference in the accompanying prospectus or any free writing prospectus is correct as of any date subsequent to the date on their respective covers.

We and the underwriters are offering to sell the notes only in jurisdictions where such offers and sales are permitted.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover of this prospectus supplement, which is the              business day following the date of pricing of the notes (such settlement cycle being referred to as “T+    ”). You should note that trading of the notes on the date of pricing or the next          succeeding business days may be affected by the T+     settlement. See “Underwriting.”

S-i

Where you can find more information

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. We also file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents filed with the SEC containing that information. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Items 2.02 or 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K) until our offering is completed or terminated.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed February 25, 2010;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, filed May 6, 2010, August 5, 2010 (as amended August 6, 2010) and November 4, 2010, respectively; and

(c)	Our Current Reports on Form 8-K, filed April 29, 2010, July 29, 2010, August 25, 2010 and August 30, 2010.

The preceding list supersedes and replaces the documents listed in the accompanying prospectus under the heading “Where You Can Find More Information.”

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus supplement but not delivered with the prospectus supplement.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations Frontier Oil Corporation 10000 Memorial Drive, Suite 600 Houston, Texas 77024-3411 (713) 688-9600

You may also obtain copies of these filings, at no cost, by accessing our website at http://www.frontieroil.com; however, other than the specific documents incorporated by reference, the information found on our website is not considered part of this prospectus supplement.

S-ii

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, contain “forward-looking statements” as defined by the SEC. Such statements are those concerning contemplated transactions and strategic plans, expectations and objectives for future operations. These include, without limitation:

➢	statements, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future;

➢	statements relating to future financial performance, future capital sources and other matters; and

➢

any other statements preceded by, followed by or that include the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “estimates,” “projects,” “could,” “should,” “may” or similar expressions.

Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus supplement are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. You are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

All forward-looking statements contained in this prospectus supplement only speak as of the date of this document. We undertake no obligation to update or revise publicly any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus supplement, or to reflect the occurrence of unanticipated events.

S-iii

Prospectus supplement summary

This summary highlights selected information from, or incorporated by reference in, this prospectus supplement or the accompanying prospectus, but does not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into this document carefully, including the “Risk factors” and the financial statements and the related notes, before making an investment decision. Unless the context requires otherwise, reference in this prospectus supplement to “Frontier,” “we,” “us” and “our” refer to Frontier Oil Corporation and its direct and indirect subsidiaries.

COMPANY OVERVIEW

We are an independent energy company, organized in the State of Wyoming in 1977, engaged in crude oil refining and the wholesale marketing of refined petroleum products. We operate refineries in Cheyenne, Wyoming and El Dorado, Kansas, with a total annual average crude oil capacity of approximately 187,000 barrels per day, or bpd. Both of our refineries are complex refineries, which means that they can process heavier, less expensive types of crude oil and still produce a high percentage of gasoline, diesel fuel and other high value refined products. We focus our marketing efforts in the Rocky Mountain region (Colorado, Wyoming, western Nebraska, Montana and Utah) and in the Plains States (Kansas, Oklahoma, eastern Nebraska, Iowa, Missouri, North Dakota and South Dakota), which we believe are among the most attractive refined products markets in the United States. Our operations of refining and marketing of petroleum products are considered part of one reporting segment.

CHEYENNE REFINERY

Our Cheyenne Refinery has a permitted crude oil capacity of 52,000 bpd on a twelve-month average. Our Cheyenne Refinery is strategically located near the Guernsey, Wyoming hub, a major crude oil pipeline hub in the Rocky Mountain region, and is sourced by several regional crude oil suppliers. We market its refined products primarily in the eastern slope of the Rocky Mountain region, which encompasses eastern Colorado (including the Denver metropolitan area), eastern Wyoming and western Nebraska.

Our Cheyenne Refinery markets its refined products to a broad base of independent retailers, jobbers and major oil companies on the wholesale market. Pipeline shipments from our Cheyenne Refinery are handled mainly by the Plains All American Pipeline, serving Denver and Colorado Springs, Colorado, and the Frontier Pipeline, serving Sidney, Nebraska.

The Cheyenne Refinery has a coking unit, which allows the refinery to process extensive amounts of heavy crude oil for use as a feedstock when economical. The ability to process heavy crude oil lowers our raw material costs because heavy crude oil is generally less expensive than lighter types of crude oil. For the quarter ended September 30, 2010, heavy crude oil constituted approximately 35% of the Cheyenne Refinery’s total crude oil charge. For the quarter ended September 30, 2010, our Cheyenne Refinery’s product yield included gasoline (51%), diesel fuel (36%) and asphalt and other refined petroleum products (13%).

EL DORADO REFINERY

Our El Dorado Refinery is one of the largest refineries in the Plains States and the Rocky Mountain region with crude oil capacity of 135,000 bpd. The El Dorado Refinery can select from many different types of crude oil because of its direct access to Cushing, Oklahoma, which is connected by pipelines to west Texas, the Gulf Coast and Canada. This access, combined with the El Dorado Refinery’s complexity (including a coking unit), gives it the flexibility to refine a wide variety of crude oils. We have a refined product offtake agreement for gasoline and diesel production at the El Dorado Refinery with Shell Oil Products US (“Shell”) that terminates at the end of 2014. Shell has also agreed to purchase all jet fuel production until the end of the product offtake agreement. We market gasoline and diesel in the same markets where Shell currently sells the El Dorado Refinery’s products, primarily in Denver and throughout the Plains States.

For the quarter ended September 30, 2010, the El Dorado Refinery’s product yield included gasoline (49%), diesel and jet fuel (41%) and chemicals and other refined petroleum products (10%).

OTHER ASSETS

We own a 25,000 bpd products terminal and blending facility located near Denver, Colorado. We also purchased in December 2009 a refined products pipeline which runs from Cheyenne, Wyoming to Sidney, Nebraska and the associated refined products terminal and truck rack at Sidney, Nebraska.

RECENT DEVELOPMENTS

Tender Offer

On November 5, 2010, we commenced a fixed price tender offer, together with a consent solicitation, relating to certain amendments to the indenture governing our 6 5/8% Senior Notes due 2011, for any and all of our outstanding 6 5/8% Senior Notes due 2011. The principal amount outstanding of the 6 5/8% Senior Notes due 2011 is $150,000,000.

We are offering to purchase the 2011 Notes for cash equal to 97.30% of their principal amount, together with accrued and unpaid interest to the purchase date and a consent fee of 3.00% of the principal amount of the 6 5/8% Senior Notes due 2011 tendered before 5:00 p.m., New York City time, on November 19, 2010. No consent fees will be paid to holders who tender their 6 5/8% Senior Notes due 2011 after November 19, 2010 and prior to the expiration of the tender offer on December 6, 2010. The tender offer and consent solicitation are conditioned upon, among other things, our obtaining financing sufficient to purchase the 6 5/8% Senior Notes due 2011 tendered in the tender offer. This prospectus supplement shall not be deemed to constitute part of the tender offer.

If the tender offer is fully subscribed by November 19, 2010, we expect that the tender offer and consent solicitation, including fees and expenses, will cost approximately $152 million (including accrued and unpaid interest of approximately $1.4 million, the consent fee and fees and expenses). We intend to use the net proceeds from this offering to fund the tender offer, and we will also redeem any of the 6 5/8% Senior Notes due 2011 not purchased in the tender offer, as described in “Use of proceeds.” There is no assurance that the tender offer will be subscribed in any amount.

UBS Securities LLC and Credit Suisse Securities (USA) LLC are acting as dealer managers and solicitation agents for the tender offer, for which they will receive indemnification against certain liabilities and reimbursement of expenses.

Third Quarter 2010 Results of Operations

We had net income for the nine months ended September 30, 2010 of $34.2 million, or $0.32 per diluted share, compared to a net loss of $8.7 million, or $0.08 per share, in the same period in 2009. Our operating income of $74.2 million for the nine months ended September 30, 2010 increased $65.2 million from the $9.0 million of operating income for the comparable period in 2009. The increase in our operating income from the first nine months of 2009 to the first nine months of 2010 was due to the improvement of the diesel crack spread (from $8.64 per barrel in 2009 to $11.73 per barrel in 2010) and gasoline crack spread (from $8.66 per barrel in 2009 to $9.02 per barrel in 2010). In addition, the favorable contango structure in the crude oil forward curve (current prices lower than future prices) benefited our results of operations in both periods. The average laid-in crude oil differential decreased to $2.86 per barrel for the nine months ended September 30, 2010 from $3.53 in the same period in 2009 because of the stronger contango in 2009 which offset the improvement in the light/heavy and WTI/WTS crude oil differentials in 2010. The light/heavy crude oil differential increased from $5.86 per barrel for the nine months ended September 30, 2009 to $8.21 per barrel for the comparable period of 2010. The WTI/WTS crude oil differential increased from $1.44 per barrel for the nine months ended September 30, 2009 to $2.00 per barrel for the comparable period of 2010. During the third quarter of 2010, we experienced a fire in the crude unit at the Cheyenne Refinery. The crude unit was down 28 days with repair costs of approximately $6.1 million, at which time we also spent approximately $1.8 million on accelerated maintenance.

The poor refined product market conditions during the last two years have resulted in excess refining capacity in the U.S. and worldwide. This over-capacity is likely to continue until demand for refined products increases or capacity is further reduced. In the second and third quarters of 2010 we began to experience an improvement in the light/heavy crude oil differential as well as an increase in the demand for our diesel products.

Our Cheyenne Refinery is impacted more significantly by these market conditions because of its sensitivity to crude oil differentials. In late 2009, we began taking actions to improve the profitability at our Cheyenne Refinery with the objective of improving profitability at the refinery by $3 to $4 per barrel (compared to a historical average) by the end of 2011. These actions include a combination of operating expense reductions (including maintenance, personnel, consulting, legal, environmental and water treating chemicals) and projects aimed at energy efficiency, yield improvements and enhancing the types of crude oil that can be processed at the refinery. During 2010, we have processed a higher percentage of light crude oils and have reduced controllable refinery operating expenses in Cheyenne. We are proceeding with a liquefied petroleum gas (LPG) recovery capital project that will recover significant quantities of saleable propane and butane and other LPGs. We believe that we are on course to meet our objective; however, future profitability of the Cheyenne Refinery cannot be guaranteed and is dependent on factors outside our control, including the price of crude oil. We are unable to project if recent improvements in margins and crude oil differentials will continue or what additional steps we may take if refining conditions deteriorate.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411. Our telephone number at that location is (713) 688-9600.

The offering

The following summary is not intended to be complete. For a more detailed description of the notes, see “Description of notes.”

Issuer	Frontier Oil Corporation

Securities Offered	$150,000,000 aggregate principal amount of % Senior Notes due 2018.

Maturity	, 2018.

Interest	% payable semi-annually on and of each year, beginning , 2011.

Guarantors	The notes will be jointly and severally guaranteed on a senior unsecured basis by all of our existing and future domestic restricted subsidiaries, other than our immaterial subsidiaries.

Ranking	The notes will be our unsecured senior obligations, the guarantees will be the guarantors’ unsecured senior obligations, and the notes and the guarantees will:

➢	rank equally with all of our and the guarantors’ existing and future senior debt;

➢	rank senior to any of our and the guarantors’ future subordinated debt; and

➢	be effectively subordinated to any of our and the guarantors’ secured indebtedness to the extent of the value of the collateral securing such indebtedness.

As of September 30, 2010, on an as adjusted basis giving effect to this offering and the application of the net proceeds therefrom, we and the guarantors would have had $347.7 million of senior indebtedness, none of which would have been secured indebtedness. The indenture governing the notes will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness, in the future.

Optional Redemption	We may, at our option, redeem some or all of the notes at any time on or after , 2014, at the redemption prices listed under “Description of notes—Optional Redemption” plus accrued and unpaid interest to the redemption date. Prior to , 2014, we may, at our option, redeem some or all of the notes at a make-whole price plus accrued and unpaid interest to the redemption date.

In addition, prior to                     , 2013, we may, at our option, redeem notes with the net proceeds of sales of our equity securities at the redemption price set forth under “Description of notes—Optional Redemption” plus accrued and unpaid interest, if, after the redemption, at least 65% of the aggregate principal amount of the notes remains outstanding.

Offer to Repurchase	If we or our restricted subsidiaries sell assets, or experience a change of control, we may be required to offer to repurchase the notes at the prices set forth under “Description of notes—Repurchase at the Option of Holders.”

Basic Covenants of Indenture	We will issue the notes under an indenture, as supplemented, among us, the guarantors and Wells Fargo Bank, N.A., which will act as trustee on your behalf. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

➢	sell all or substantially all of our assets or merge or consolidate with or into other companies;

➢	incur indebtedness or enter into sale-and-leaseback transactions;

➢	incur liens;

➢	pay dividends or make other distributions;

➢	make other restricted payments and investments; and

➢	enter into transactions with certain affiliates.

Many of these covenants will be suspended during periods when the notes are rated investment grade by both Standard & Poor’s and Moody’s. For more details, see the section “Description of notes—Certain Covenants.”

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $146.0 million after deducting the underwriting discount and expenses related to this offering. We intend to use the net proceeds from this offering, along with available cash, to fund our pending tender offer for all of our outstanding 6 5/8% Senior Notes due 2011 or to redeem any of the 6 5/8% Senior Notes due 2011 not purchased in the tender offer. See “Use of proceeds.”

Risk Factors	See the section entitled “Risk factors” beginning on page S-8 of this prospectus supplement and beginning on page 4 of the accompanying prospectus for a discussion of certain factors you should consider carefully before deciding to invest in the notes.

Summary financial data

The summary financial data presented below for each of the three years in the period ended December 31, 2009, and for each of the nine month periods ended September 30, 2009 and 2010, has been derived from our consolidated financial statements. Our audited consolidated financial statements for each of the three years in the period ended December 31, 2009 are included in our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference in this prospectus supplement. Our consolidated financial statements for each of the nine months ended September 30, 2009 and 2010 are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and incorporated by reference in this prospectus supplement. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,						Nine Months Ended September 30,
	2007		2008		2009		2009		2010
	As adjusted(1)		As adjusted(1)				As adjusted(1)
							(Unaudited)
	(Amounts in thousands, except ratios)
Statement of Income Data:
Revenues	$5,188,740		$6,498,780		$4,237,213		$3,148,674		$4,237,496
Operating costs and expenses	4,588,681		6,147,336		4,342,583		3,139,679		4,163,274

Operating (loss) income	600,059		351,444		(105,370)		8,995		74,222
Interest expense and other financing costs, net of interest and investment income	(13,078)		9,705		25,908		19,098		22,515
(Benefit) provision for income taxes	210,805		115,686		(47,518)		(1,397)		17,549

Net (loss) income	$402,332		$226,053		$(83,760)		$(8,706)		$34,158

Other Financial Data:
Ratio of earnings to fixed charges(2)	29.3	x	13.9	x	—	(3)x	—	(3)x	2.8	x
Adjusted EBITDA(4)	$653,098		$417,200		$(31,062)		$63,221		$135,378

	December 31,			September 30, 2010
	2007	2008	2009
	As adjusted(1)	As adjusted(1)
				(Unaudited)
	(Amounts in thousands, except percentages)
Balance Sheet Data:
Cash and cash equivalents	$297,399	$483,532	$425,280	$413,651
Total long-term debt	150,000	347,220	347,485	347,699
Shareholders’ equity	880,631	1,038,976	943,976	984,221
Long-term debt to total capitalization	14.6%	25.0%	26.9%	26.1%

(1)	In the fourth quarter of 2009, we adopted a change in accounting principle for inventory cost methods from a FIFO (first-in, first-out) basis to a LIFO (last-in, first-out) basis. Each individual prior period presented has been adjusted to reflect the period specific effects of applying the new accounting principle.

(2)	Represents the ratio of (i) the sum of income before taxes plus fixed charges for the period to (ii) fixed charges (excluding capitalized interest). Fixed charges, for the purpose of this computation, represent interest expense on debt, amortization of discount and deferred finance costs, capitalized interest, interest rate swap losses (gains), interest rate swap interest expenses (income), and the portion (approximately one-third) of rental expense that management believes is representative of the interest component of rental expense.
(3)	The earnings for the nine months ended September 30, 2009 and year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $13.3 million for the nine months ended September 30, 2009 and $135.4 million for the year ended December 31, 2009.
(4)	Adjusted EBITDA represents income before interest expense and other financing costs, interest and investment income, income tax, and depreciation, amortization and accretion. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the Adjusted EBITDA calculation are derived from amounts included in our consolidated financial statements. Adjusted EBITDA should not be considered as an alternative to net income or operating income, as an indication of our operating performance or as an alternative to operating cash flow as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures of other companies. We present Adjusted EBITDA here because we believe it enhances an investor’s understanding of our ability to satisfy principal and interest obligations with respect to our indebtedness and to use cash for other purposes, including capital expenditures. Adjusted EBITDA is also used for internal analysis and as a basis for financial covenants. Our Adjusted EBITDA for each of the years in the three-year period ended December 31, 2009 and for each of the nine months ended September 30, 2009 and 2010 is reconciled to net income as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	As adjusted(1)	As adjusted(1)		As adjusted(1)
	(Amounts in thousands)
Net (loss) income	$402,332	$226,053	$(83,760)	$(8,706)	$34,158
Add (benefit) provision for income taxes	210,805	115,686	(47,518)	(1,397)	17,549
Add interest expense, net	6,286	11,765	23,690	17,684	20,140
Add depreciation, amortization and accretion	53,039	65,756	74,308	54,226	61,156

EBITDA	672,462	419,260	(33,280)	61,807	133,003
Add other financing costs (a)	2,487	3,365	4,497	3,362	4,166
Subtract interest and investment income	(21,851)	(5,425)	(2,279)	(1,948)	(1,791)

Adjusted EBITDA	$653,098	$417,200	$(31,062)	$63,221	$135,378

(a)	Other financing costs represent amortization of discounts and deferred finance costs, interest rate swap losses (gains) and facility fees. The following is a reconciliation of our Consolidated Statements of Income:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(Amounts in thousands)
Interest expense, net	$6,286	$11,765	$23,690	$17,684	$20,140
Other financing costs	2,487	3,365	4,497	3,362	4,166

Interest expense and other financing costs, net	$8,773	$15,130	$28,187	$21,046	$24,306

Risk factors

You should consider carefully the following risk factors, together with the other risk factor information contained in the accompanying prospectus, before making an investment in the notes.

RISK FACTORS RELATING TO OUR BUSINESS

Crude oil prices and refining margins significantly impact our cash flow and have fluctuated substantially in the past.

Our cash flow from operations is primarily dependent upon producing and selling refined products at margins that are high enough to cover our fixed and variable expenses. In recent years, crude oil costs and crack spreads (the difference between refined product sales prices and crude oil prices) have fluctuated substantially. Factors that may affect crude oil costs and refined product prices include:

➢	overall demand for crude oil and refined products;

➢	general economic conditions;

➢	the level of foreign and domestic production of crude oil and refined products;

➢	the availability of imports of crude oil and refined products;

➢	the marketing of alternative and competing fuels;

➢	the extent of government regulation;

➢	global market dynamics;

➢	product pipeline capacity;

➢	local market conditions; and

➢	the level of production from competing refineries.

Crude oil supply contracts are generally short-term contracts with price terms that change as market prices change. Our crude oil requirements are supplied from sources that include:

➢	major oil companies;

➢	crude oil marketing companies;

➢	large independent producers; and

➢	smaller local producers.

The price at which we can sell gasoline and other refined products is strongly influenced by the price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. However, if crude oil prices increase significantly, our operating margins would fall unless we could pass along these price increases to our customers.

Our profitability is affected by crude oil differentials, which has declined and accordingly decreased our profitability.

The light/heavy crude oil differentials that we report are the average differential between the benchmark West Texas Intermediate (“WTI”) crude oil priced on the New York Mercantile Exchange and the heavy

Risk factors

crude oil priced as delivered to our Cheyenne Refinery or El Dorado Refinery, respectively. The WTI/WTS (sweet/sour) crude oil differential is the average differential between benchmark WTI crude oil priced on the New York Mercantile Exchange and West Texas sour crude oil priced at Midland, Texas. Our profitability at our Cheyenne Refinery is affected by the light/heavy crude oil differential, and our profitability at our El Dorado Refinery is affected by the WTI/WTS crude oil differential and the light/heavy crude oil differential. Traditionally, we have preferred to refine heavy sour crude oil at the Cheyenne Refinery and intermediate sour crude oil at the El Dorado Refinery because these crudes have provided a higher refining margin than light or sweet crude oil. Accordingly, the reduction of these crude oil differentials from 2008 to 2009 reduced our profitability, and an increase in our crude oil differentials during the first nine months of 2010 improved our profitability. The Cheyenne Refinery light/heavy crude oil differential averaged $6.61 per barrel in the year ended December 31, 2009, compared to $17.15 per barrel in the same period in 2008 and $10.18 per barrel in the nine months ended September 30, 2010. The El Dorado Refinery light/heavy crude oil differential averaged $6.01 per barrel in the year ended December 31, 2009 compared to $17.85 per barrel in 2008 and $7.07 per barrel in the nine months ended September 30, 2010. The WTI/WTS crude oil differential averaged $1.65 per barrel in the year ended December 31, 2009, compared to $3.92 per barrel in the same period in 2008 and $2.00 per barrel in the nine months ended September 30, 2010. Crude oil prices dropped dramatically during the latter part of 2008 and trended upward through 2009 and into the first nine months of 2010, without a corresponding upward trend in crude oil differentials until the first nine months of 2010. This resulted in significant narrowing of the light/heavy crude oil differentials and WTI/WTS crude oil differentials from 2008 to 2009. In addition, the light/heavy crude oil differential has declined rapidly over the last three years due to the significant industry investment in equipment to process heavy/sour crude oil as well as a decline in availability of these types of crudes. The crude oil differentials could resume a negative trend, which would negatively impact on our profitability.

Our inventory risk management activities relating to hedging may generate substantial gains and losses.

In order to manage our price risk exposure on certain of our inventories, we from time to time enter into derivative contracts to make forward sales or purchases of crude oil and refined products. We may also use options or swaps to accomplish similar objectives. Our inventory risk management strategy is to hedge price risk on inventory positions in excess of our base level of operating inventories in order to minimize the impact of crude oil price fluctuations on our cash flows. This strategy generally produces losses when hedged crude oil or refined products increase in value and gains when hedged crude oil or refined products decrease in value. Consequently, our inventory hedging results may fluctuate significantly from one reporting period to the next depending on commodity price fluctuations. For example, during the nine months ended September 30, 2010 and 2009, we incurred a pre-tax hedging gain of $21.9 million and a pre-tax hedging loss of $3.2 million, respectively, both recorded in “Other revenues” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). During the three months ended September 30, 2010 and 2009, we incurred a pre-tax hedging loss of $3.4 million and a pre-tax hedging gain of $4.2 million, respectively.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted into law. This financial reform legislation includes provisions that require over-the-counter derivative transactions to be executed through an exchange or centrally cleared. In addition, the legislation provides an exemption from mandatory clearing requirements based on regulations to be developed by the Commodity Futures Trading Commission and the SEC for transactions by non-financial institutions to hedge or mitigate commercial risk. At the same time, the legislation includes provisions under which the CFTC may impose collateral requirements for transactions, including those that are used to hedge commercial risk. However, during drafting of the legislation, members of Congress adopted report

Risk factors

language and issued a public letter stating that it was not their intention to impose margin and collateral requirements on counterparties that utilize transactions to hedge commercial risk. Final rules on major provisions in the legislation, like new margin requirements, will be established through rulemakings and will not take effect until twelve months after the date of enactment. Although we cannot predict the ultimate outcome of these rulemakings, new regulations in this area may result in increased costs and cash collateral requirements for the types of oil and gas derivative instruments we use to hedge and otherwise manage our financial risks related to volatility in oil and gas commodity prices.

Instability and volatility in the financial markets could have a negative impact on our business, financial condition, results of operations and cash flows.

The financial markets have recently experienced substantial and unprecedented volatility as a result of dislocations in the credit markets. Market disruptions such as those experienced recently in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we may rely to finance our operations and satisfy our obligations as they become due, and capital may not be available on terms that are reasonably acceptable to us, or at all. These disruptions may include turmoil in the financial services industry, including substantial uncertainty surrounding particular lending institutions with which we do business, reduction in available trade credit due to counterparties liquidity concerns, more strict lending requirements, unprecedented volatility in the markets where our outstanding securities trade, and general economic downturns in the areas where we do business. In addition, a general economic slowdown or the lack of liquidity may result in contractual counterparties with which we do business being unable to satisfy their obligations to us in a timely manner, or at all.

We maintain significant amounts of cash and cash equivalents at several financial institutions that are in excess of federally insured limits and are subject to loss. For example, during the year ended December 31, 2008, we recorded a loss of $499,000 on money market funds that had investments in Lehman Brothers, which filed for bankruptcy, although most of that loss was subsequently recovered. Given the recent instability of financial institutions, we may experience losses on our cash and cash equivalents.

External factors beyond our control can cause fluctuations in demand for our products, prices and margins, which may negatively affect income and cash flow.

Among these factors is the demand for crude oil and refined products, which is largely driven by the conditions of local and worldwide economies as well as by weather patterns and the taxation of these products relative to other energy sources. Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, also have a significant impact on our activities. Operating results can be affected by these industry factors and by competition in the particular geographic areas that we serve. The demand for crude oil and refined products can also be reduced due to a local or national recession or other adverse economic condition that results in lower spending by businesses and consumers on gasoline and diesel fuel, a shift by consumers to more fuel-efficient vehicles or alternative fuel vehicles (such as ethanol or wider adoption of gas/electric hybrid vehicles), or an increase in vehicle fuel economy, whether as a result of technological advances by manufacturers, legislation mandating or encouraging higher fuel economy or the use of alternative fuel.

In addition, our profitability depends largely on the spread between market prices for refined petroleum products and crude oil prices. This margin is continually changing and may fluctuate significantly from time to time. Crude oil and refined products are commodities whose price levels are determined by market forces beyond our control. Due to the seasonality of refined products markets and refinery maintenance schedules, results of operations for any particular quarter of a fiscal year are not necessarily

Risk factors

indicative of results for the full year. In general, prices for refined products are influenced by the price of crude oil. Although an increase or decrease in the price of crude oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on operating results therefore depends in part on how quickly refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices, or a substantial or prolonged decrease in demand for refined products could have a significant negative effect on our results of operations and cash flows. This potential negative impact on our income and cash flows from these external factors could result in an impairment of our property, plant and equipment or if significant enough the closure of one or both of our refineries.

We are dependent on others to supply us with substantial quantities of raw materials.

Our business involves converting crude oil and other refinery charges into liquid fuels. We own no crude oil or natural gas reserves and depend on others to supply these feedstocks to our refineries. We use large quantities of natural gas and electricity to provide heat and mechanical energy required by our processing units. Disruption to our supply of crude oil, natural gas or electricity, or the continued volatility in the costs thereof, could have a material adverse effect on our operations. In addition, our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes.

Our refineries face operating hazards, and the potential limits on insurance coverage could expose us to significant liability costs.

Our operations could be subject to significant interruption, and our profitability could be impacted if either of our refineries experienced a major accident or fire such as the one experienced at the Cheyenne Refinery in July 2010, was damaged by severe weather or other natural disaster, or was otherwise forced to curtail its operations or shut down. See our Form 10-Q for the quarter ended September 30, 2010 and our Form 8-K filed on July 29, 2010, both incorporated herein by reference, for more information on the fire at the Cheyenne Refinery. If a crude oil pipeline that supplies crude oil to our refineries became inoperative, crude oil would have to be supplied to our refineries through an alternative pipeline or from additional tank truck deliveries to the refineries. Alternative supply arrangements could require additional capital expenditures, hurt our business and profitability and cause us to operate the affected refinery at less than full capacity until pipeline access was restored or crude oil transportation was fully replaced. In addition, a major accident, fire or other event could damage our refineries or the environment or cause personal injuries. If either of our refineries experiences a major accident or fire or other event or an interruption in supply or operations, our business could be materially adversely affected if the damage or liability exceeds the amounts of business interruption, property, terrorism and other insurance that we maintain against these risks.

Our refineries consist of many processing units, a number of which have been in operation for many years. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that our units are not operating.

We face substantial competition from other refining companies, and greater competition in the markets where we sell refined products could adversely affect our sales and profitability.

The refining industry is highly competitive. Many of our competitors are either large integrated oil companies or major independent refining companies, that because of their more diverse operations, larger refineries and stronger capitalization may be better positioned than we are to withstand volatile

Risk factors

industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. Many of these competitors have financial and other resources substantially greater than ours.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned oil and gas production and also have retail outlets. Competitors that have their own crude oil production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition and results of operations.

Our operations involve environmental risks that may require us to make substantial capital expenditures to remain in compliance or that could give rise to material liabilities.

Our results of operations may be affected by increased costs of complying with the extensive environmental laws to which our business is subject and from any possible contamination of our facilities as a result of accidental spills, discharges or other releases of petroleum or hazardous substances.

Our operations are subject to extensive federal, regional, state and local environmental and health and safety laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the air and water, product specifications and the generation, treatment, storage, transportation, disposal or remediation of solid and hazardous waste and materials. Environmental laws and regulations that affect the operations, processes and margins for our refined products are extensive and have become progressively more stringent. Additional legislation or regulatory requirements or administrative policies could be imposed with respect to our products or activities. Compliance with more stringent laws or regulations or more vigorous enforcement policies of the regulatory agencies could adversely affect our financial position and results of operations and could require us to make substantial expenditures for such matters as the installation of pollution control equipment on new or existing refinery units. Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. For examples of existing and potential future regulations and their possible effects on us, please see “Environmental” in Note 13 in the “Notes to Consolidated Financial Statements” for the fiscal year ended December 31, 2009 in our Annual Report on Form 10-K incorporated herein by reference.

Our business is inherently subject to accidental spills, discharges, emissions or other releases of petroleum or hazardous substances. Such past or future releases related to any of our operations, including our refineries, pipelines or product terminals, could give rise to liability (including potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. This could involve contamination associated with facilities that we currently own or operate, facilities that we formerly owned or operated and third-party facilities to which we sent wastes or by-product for treatment or disposal. Accidental or unauthorized discharges or emissions and discovery of adverse environmental conditions, whether occurring in the past in connection with our or a third-party predecessor’s operations or that may occur in the future as a result

Risk factors

of our operations, may result in contamination of (or a determination that contamination has occurred with respect to) natural resources or the environment and may subject us to remedial obligations, governmental imposed monetary sanctions and required capital expenditure projects, and third-party claims for property damages or physical injuries. These remedial obligations, governmental sanctions and projects, and third-party claims may be significant, and the incurrence of costs or payment of monetary amounts to resolve these matters could have a material adverse effect on our business, financial condition and results of operations.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the refined petroleum products we produce.

In December 2009, the U.S. Environmental Protection Agency, or “EPA,” published its findings that emissions of carbon dioxide, methane, and other greenhouse gases, or “GHGs,” present an endangerment to public heath and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In June 2010, the EPA published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHG that have yet to be developed. In October 2009, the EPA also published a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, including refineries, on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010. We are currently monitoring GHG emissions in anticipation of preparing and submitting reports on these emissions to the EPA in 2011.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. These allowances would be expected to escalate significantly in cost over time. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the refined petroleum products we produce.

Our operations are subject to various laws and regulations relating to occupational health and safety, which could give rise to increased costs and material liabilities.

The nature of our business may result from time to time in industrial accidents. Our operations are subject to various laws and regulations relating to occupational health and safety. Continued efforts to comply with applicable health and safety laws and regulations, or a finding of non-compliance with current regulations, could result in additional capital expenditures or operating expenses, as well as fines and penalties.

Risk factors

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require changes to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

Hurricanes along the Gulf Coast could disrupt our supply of crude oil and our ability to complete capital investment projects in a timely manner.

In 2005 and 2008, tropical hurricanes and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to coastal and inland areas located in the Gulf Coast region of the United States (parts of Texas, Louisiana, Mississippi and Alabama) and certain other parts of the southeastern parts of the United States. Some of the materials we use for our capital projects are fabricated at facilities located along the Gulf Coast. Should other storms of this nature occur in the future, it is possible that the storms and their collateral effects could result in delays or cost increases for our capital investment projects.

In addition, supplies of crude oil to our El Dorado Refinery are sometimes shipped from Gulf Coast production or terminalling facilities. This crude oil supply source could be potentially threatened in the event of future catastrophic damage to such facilities.

We may have labor relations difficulties with some of our employees represented by unions.

Approximately 57% of our employees were covered by collective bargaining agreements at December 31, 2009. Our El Dorado Refinery union contract expires in January 2012 and our Cheyenne Refinery union contracts expire by March 2012, and there is no assurance that we will be able to enter into new contracts on terms acceptable to us or at all. A failure to do so may increase our costs or result in an interruption of our business. See Item 1 “Business-Employees” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated herein by reference. In addition, employees may conduct a strike at some time in the future, which may adversely affect our operations.

Terrorist attacks and threats or actual war may negatively impact our business.

Terrorist attacks in the United States and the war in Iraq, as well as events occurring in response to or in connection with them, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our suppliers or our customers, could adversely impact our operations. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. As a result, there could be delays or losses in the delivery of supplies and raw materials to us, decreased sales of our products and extensions of time for payment of accounts receivable from our customers.

Risk factors

RISKS RELATING TO THE NOTES

To service our indebtedness, we will require a significant amount of cash. We depend upon our subsidiaries for cash to meet our debt obligations, including these notes.

We are a holding company. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations, including these notes, depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Their ability to make any payments will depend on their earnings, the terms of their indebtedness, tax considerations and legal restrictions. We have no special purpose entities.

Our revolving credit facility includes certain financial covenant requirements, including the maintenance of ratios relating to our leverage, debt to capitalization and working capital. If we do not meet these requirements, an event of default occurs under our revolving credit facility. Accordingly, the existence of borrowing or a default or event of default under our revolving credit facility could adversely affect our ability to have sufficient cash to pay our obligations, including these notes.

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees of these notes will be effectively subordinated to all of the guarantors’ existing and future secured indebtedness.

Holders of our existing or future secured indebtedness and holders of existing or any future secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. The notes will be effectively subordinated to all of that secured indebtedness, including the revolving credit facility. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to those assets that constitute their collateral. Holders of the notes will participate in the distribution or payment of our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

Your right to receive payments on the notes will be effectively subordinated to the rights of creditors of our subsidiaries that do not guarantee the notes or whose guarantees are invalidated.

Creditors of our subsidiaries that do not guarantee the notes will have claims, with respect to the assets of those subsidiaries, that rank effectively senior to the notes. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors must be satisfied prior to making any such distribution or payment to us in respect of our direct or indirect equity interests in such subsidiaries. Accordingly, after satisfaction of the claims of such creditors, there may be little or no amounts left available to make payments in respect of the notes. In addition, as described below, there are federal and state laws that could invalidate the guarantees of our subsidiaries that guarantee the notes. If that were to occur, the claims of creditors of those subsidiaries would also rank effectively senior to the notes, to the extent of the assets of those subsidiaries.

Risk factors

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes will not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and our ability to satisfy our obligations with respect to the notes could be adversely affected.

Our substantial indebtedness could adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the notes.

We have now and, after the offering, will continue to have a significant amount of indebtedness. On September 30, 2010, as adjusted to give effect to this offering, and the application of the net proceeds therefrom, we would have had total indebtedness of $347.7 million, excluding letters of credit outstanding under our revolving credit facility aggregating $256.1 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

➢	make it more difficult for us to satisfy our obligations with respect to the notes;

➢	limit our ability to obtain additional financing to fund our working capital, expenditures, debt service requirements or for other purposes;

➢	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

➢	limit our ability to compete with other companies who are not as highly leveraged; and

➢	limit our ability to react to changing market conditions in our industry and in our customers’ industries and to economic downturns.

In addition, the indenture governing the notes will contain, and the indentures governing our outstanding senior notes and our revolving credit facility do contain, financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debt, including the notes.

Our ability to satisfy our debt obligations, including these notes, will depend upon our future operating performance. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our debt obligations. If we cannot generate sufficient cash from operations to meet our other obligations, we may need to refinance or sell assets. Our business may not generate sufficient cash flow, or we may not be able to obtain sufficient funding, to make the payments required by all of our debt, including these notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of “change of control” events as defined in the indenture, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. The indentures governing our outstanding senior notes each contain a substantially similar requirement in

Risk factors

relation to that series of senior notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or such other series of senior notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. A change of control would also constitute a default under our revolving credit agreement. See “Description of notes—Repurchase at the Option of Holders—Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and require noteholders to return payments received from us or the guarantors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes and the guarantees could be voided, or claims in respect of the notes or the guarantees could be subordinated to all other debts of ours or any guarantor if, among other things, we or the guarantor, at the time the indebtedness evidenced by the notes or the guarantees was incurred:

➢	received less than reasonably equivalent value or fair consideration for the incurrence of the indebtedness; and

➢	were insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

➢	were engaged, or about to engage, in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

➢	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured.

In addition, any payment by us or a guarantor pursuant to its guarantee could be voided and required to be returned to us or the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor. In any such case, your right to receive payments in respect of the notes from us or such guarantor would be effectively subordinated to all of our or its indebtedness and other liabilities.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor would be considered insolvent if:

➢	the sum of our or its debts, including contingent liabilities, was greater than the fair saleable value of all of our or its assets; or

➢

if the present fair saleable value of our or its assets were less than the amount that would be required to pay our or its probable liability on our or its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

➢	we or it could not pay our or its debts as they become due.

Based upon information currently available to us, we believe that the notes and the guarantees are being incurred for proper purposes and in good faith and that we and each of the guarantors:

➢	are solvent and will continue to be solvent after giving effect to the issuance of the notes and the guarantees, as the case may be;

➢	will have enough capital for carrying on our business and the business of each of the guarantors after the issuance of the notes and the guarantees, as the case may be; and

➢	will be able to pay our debts as they become due.

Risk factors

If an active trading market does not develop for these notes, you may not be able to resell them.

Prior to this offering, there was no public market for these notes and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions.

Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance. We have been informed by the underwriters that they currently intend to make a market in these notes after this offering is completed. However, the underwriters may cease their market-making activities at any time. We do not intend to apply for listing of the notes on any securities exchange.

Use of proceeds

We estimate that we will receive net proceeds of approximately $146.0 million after deducting the underwriting discount and expenses related to this offering. We intend to use the net proceeds from this offering, along with available cash, to fund our pending tender offer for all of our outstanding 6 5/8% Senior Notes due 2011, or to redeem any of the 6 5/8% Senior Notes due 2011 not purchased in the tender offer.

Capitalization

Our consolidated cash and cash equivalents and capitalization data as of September 30, 2010 are derived from our unaudited consolidated financial statements. The “As Adjusted” data gives effect to the consummation of this offering and the application of the net proceeds to fund our pending tender offer for all of the outstanding 6 5/8% Senior Notes due 2011, including accrued and unpaid interest through the initial settlement date or to redeem any of the 6 5/8% Senior Notes not purchased in the tender offer. This data should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

	As of September 30, 2010
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$413.7	$407.6

Long-term debt:
Credit facility(1)	$—	$—
6 5/8% Senior Notes due 2011	150.0	—
8 1/2% Senior Notes due 2016(2)	197.7	197.7
Senior notes offered hereby	—	150.0

Total long-term debt	347.7	347.7
Shareholders’ equity	984.2	982.7

Total capitalization	$1,331.9	$1,330.4

(1)	Excludes outstanding letters of credit aggregating $256.1 million as of September 30, 2010. See “Description of other indebtedness—Senior Secured Revolving Credit Facility” for a description of our credit facility.
(2)	The $200.0 million aggregate principal of 8.5% Senior Notes were issued at a discount. At September 30, 2010 the remaining discount was $2.3 million.

Ratio of earnings to fixed charges

The following table sets forth our historical ratios of earnings to fixed charges on a consolidated basis for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus supplement.

Year Ended December 31,					Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
2005	2006	2007	2008	2009
23.2x	28.8x	29.3x	13.9x	—(1)	2.8x	—(1)

(1)	The earnings for the nine months ended September 30, 2009 and year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $13.3 million for the nine months ended September 30, 2009 and $135.4 million for the year ended December 31, 2009.

The ratios were computed by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pretax income of subsidiaries that have not incurred fixed charges. “Fixed charges” represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) interest rate swap losses (gains) and interest expense (income), (d) an estimate of the interest within rental expense, and (e) preference security dividend requirements of consolidated subsidiaries.

Selected financial data

The selected financial data presented below for each of the five years in the period ended December 31, 2009, and for each of the nine month periods ended September 30, 2009 and 2010, has been derived from our consolidated financial statements. Our audited consolidated financial statements for each of the three years in the period ended December 31, 2009 are included in our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference in this prospectus supplement. Our audited consolidated financial statements for each of the two years in the period ended December 31, 2006 are included in our Annual Report on Form 10-K for the year ended December 31, 2007, and our audited balance sheet for the year ended December 31, 2005 is included in our Annual Report on Form 10-K for the year ended December 31, 2006, and not incorporated by reference in this prospectus supplement. Neither of the Annual Reports for the years ended December 31, 2006 or 2007 have been adjusted to give effect to the change in accounting principle for inventory cost methods described in note 2 below. Our unaudited consolidated financial statements for each of the nine months ended September 30, 2009 and 2010 are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and incorporated by reference in this prospectus supplement. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,						Nine Months Ended September 30,
	2005		2006	2007	2008	2009	2009	2010
	As adjusted(1)(2)		As adjusted(2)	As adjusted(2)	As adjusted(2)		As adjusted(2)
	(Amounts in thousands)
Statement of Income Data:
Revenues	$4,001,162		$4,795,953	$5,188,740	$6,498,780	$4,237,213	$3,148,674	$4,237,496
Operating costs and expenses	3,608,991		4,229,356	4,588,681	6,147,336	4,342,583	3,139,679	4,163,274

Operating (loss) income	392,171		566,597	600,059	351,444	(105,370)	8,995	74,222
Interest expense and other financing costs, net of interest and investment income	2,758		(5,920)	(13,078)	9,705	25,908	19,098	22,515
(Benefit) provision for income taxes	147,750		197,952	210,805	115,686	(47,518)	(1,397)	17,549

Net (loss) income	$239,160	(3)	$374,565	$402,332	$226,053	$(83,760)	$(8,706)	$34,158

	December 31,					September 30, 2010
	2005	2006	2007	2008	2009
	As adjusted(1)(2)	As adjusted(2)	As adjusted(2)	As adjusted(2)
	(Amounts in thousands, except percentages)
Balance Sheet Data:
Cash and cash equivalents	$356,065	$405,479	$297,399	$483,532	$425,280	$413,651
Total long-term debt	150,000	150,000	150,000	347,220	347,485	347,699
Shareholders’ equity	422,214	714,664	880,631	1,038,976	943,976	984,221
Long-term debt to total capitalization	26.2%	17.3%	14.6%	25.0%	26.9%	26.1%

(1)	In the fourth quarter of 2006, we adopted a change in accounting method for the costs of turnarounds from the accrual method to the deferral method. Each individual prior period presented above has been adjusted to reflect the period specific effects of applying the new accounting principle.
(2)	In the fourth quarter of 2009, we adopted a change in accounting principle for inventory cost methods from a FIFO (first-in, first-out) basis to a LIFO (last-in, first-out) basis. Each individual prior period presented has been adjusted to reflect the period specific effects of applying the new accounting principle.
(3)	Amount after a $2,503 cumulative effect of accounting change, net of income taxes of $1,530 related to the adoption of FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations.”

Operating data

The following table sets forth our refining operating statistical information on a consolidated basis. The statistical information includes the following terms:

➢	Charges — the quantity of crude oil and other feedstock processed through refinery process units on a bpd basis.

➢	Manufactured product yields — the volumes of specific materials that are obtained through the distilling of crude oil and the operations of other refinery process units on a bpd basis.

➢	NYMEX WTI — the benchmark West Texas Intermediate crude oil priced on the New York Mercantile Exchange.

➢	Average laid-in crude oil differential — the weighted average differential between the NYMEX WTI crude oil price and the composite cost of all crude oil purchased and delivered to our refineries.

➢	Light/heavy crude oil differential — the average differential between the NYMEX WTI crude oil price and the cost of heavy crude oil delivered to our refineries.

➢	Gasoline and diesel crack spreads — the average non-oxygenated gasoline and diesel net sales prices that we receive for each product less the average NYMEX WTI crude oil price.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Charges (bpd)
Light crude	39,210	39,659	31,171	30,265	49,892	67,436
Heavy and intermediate crude	113,439	114,814	114,875	112,673	103,894	99,884
Other feed and blendstocks	15,955	17,346	18,831	18,899	16,125	14,020

Total	168,604	171,819	164,877	161,837	169,911	181,340

Manufactured product yields (bpd)
Gasoline	83,574	81,484	76,974	76,573	80,201	87,440
Diesel and jet fuel	55,151	57,678	55,889	58,748	66,039	69,983
Asphalt	7,434	6,032	5,945	3,477	2,194	2,659
Other	17,506	21,580	22,074	18,717	16,456	17,216

Total	163,665	166,774	160,882	157,515	164,890	177,298

Total product sales (bpd)
Gasoline	90,372	89,895	88,744	85,515	91,127	95,860
Diesel and jet fuel	54,350	57,326	56,862	58,139	65,623	69,676
Asphalt	7,526	6,138	5,988	3,900	2,035	2,727
Other	18,133	18,679	18,554	18,818	16,487	15,830

Total	170,381	172,038	170,148	166,372	175,272	184,093

Refinery operating margin information (per sales barrel)
Refined products revenue	$64.32	$75.80	$84.85	$104.15	$66.32	$83.88
Raw material, freight and other costs(1)	53.15	61.45	67.55	93.87	60.78	76.50
Refinery operating expenses, excluding depreciation	3.88	4.41	4.84	5.28	5.02	4.42
Depreciation and amortization	0.56	0.65	0.85	1.08	1.16	1.21

Average NYMEX WTI (per barrel)(2)	$56.57	$66.22	$72.39	$99.75	$61.82	$77.58
Average laid-in crude oil differential (per barrel)	8.92	9.15	14.07	7.80	3.57	2.86
Average light/heavy differential (per barrel)(2)	15.96	18.01	19.65	17.38	6.34	8.21
Average gasoline crack spread (per barrel)(2)	10.86	12.82	17.99	4.75	7.60	9.02
Average diesel crack spread (per barrel)(2)	16.33	20.13	22.19	24.59	8.25	11.73

Average sales price (per sales barrel)
Gasoline	$69.09	$80.79	$92.15	$105.64	$70.83	$87.54
Diesel and jet fuel	73.61	86.62	94.55	123.69	70.01	90.18
Asphalt	26.72	37.68	44.69	65.74	66.94	71.95
Other	28.28	31.11	33.18	45.02	26.63	36.00

(1)	Prior period amounts are adjusted to reflect current year presentation on a LIFO inventory basis.
(2)	Prior period amounts are restated to reflect current year presentation utilizing NYMEX WTI as the benchmark.

Description of other indebtedness

Senior Secured Revolving Credit Facility

Our wholly-owned subsidiary, Frontier Oil and Refining Company, has a $500 million working capital credit facility with a group of banks led by Union Bank of California, N.A. and BNP Paribas that has a maturity date of August 17, 2012. The facility is a collateral-based facility with total borrowing capacity subject to a borrowing base availability test. Any unutilized capacity after cash borrowings may be utilized in the form of letters of credit. No borrowings were outstanding at September 30, 2010 under the facility. Standby letters of credit outstanding under the facility were $256.1 million at September 30, 2010.

The facility, secured by inventory, accounts receivable and related contracts and intangibles, and certain deposit accounts, provides working capital financing for operations, generally the financing of crude oil and product supply. The facility provides for a quarterly commitment fee ranging from 0.300% to 0.375% per annum. Our current borrowing rates are based, at our option, on the agent bank’s prime rate, the prevailing Federal Funds Rate plus an amount up to 0.25% or LIBOR plus an amount ranging from 1.50% to 2.00%. Outstanding standby letters of credit charges are 0.75% per annum, plus standard issuance and renewal fees, as long as there is no event of default and sufficient cash collateral has been provided; otherwise, the letter of credit charges range from 1.375% to 1.875%. The facility is subject to compliance with financial covenants relating to cash coverage and debt leverage ratios. We and our other material subsidiaries are guarantors of Frontier Oil and Refining Company’s obligations under the credit facility.

8  1/2% Senior Notes

On September 12, 2008, we issued $200.0 million principal amount of 8 1/2% Senior Notes. The 8 1/2% Senior Notes mature on September 15, 2016. Interest is payable semi-annually. The 8 1/2% Senior Notes are redeemable, at our option, at 104.250% of principal beginning September 15, 2012, at 102.125% of principal beginning September 15, 2013 and at 100.000% of principal beginning September 15, 2014, in each case plus accrued interest. The 8 1/2% Senior Notes contain restrictive covenants that are substantially similar in scope to those that will govern the notes, as described under “Description of notes.” All of our domestic subsidiaries, other than certain immaterial subsidiaries, are full and unconditional guarantors of the 8 1/2% Senior Notes.

6  5/8% Senior Notes

On October 1, 2004, we issued $150.0 million principal amount of 6 5/8% Senior Notes. The 6 5/8% Senior Notes, which mature on October 1, 2011, were issued at par, and we received net proceeds (after underwriting fees) of $147.2 million. Interest is payable semi-annually. The 6 5/8% Senior Notes are redeemable, at our option, at 100% of principal plus accrued interest. The 6 5/8% Senior Notes contain restrictive covenants that are substantially similar in scope to those that will govern the notes, as described under “Description of notes.” All of our domestic subsidiaries, other than certain immaterial subsidiaries, are full and unconditional guarantors of the 6 5/8% Senior Notes. We intend to use the net proceeds from this offering, along with available cash, to repurchase or redeem in full the 6 5/8% Senior Notes.

Description of notes

You can find the definitions of terms used in this description under the subheading “Definitions.” In this description, the words “we,” “us” “and” “our” and the term “Frontier” refer only to Frontier Oil Corporation and not to any of its subsidiaries.

We will issue the notes under a base indenture among us, the Guarantors and Wells Fargo Bank, N.A., as trustee, as supplemented by an indenture supplement creating the notes. The term “indenture” refers to the base indenture as so supplemented. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The notes are “senior debt securities” and the indenture is the “senior debt indenture” as those terms are used in the accompanying prospectus. This description summarizes the material provisions of the notes and the indenture and it therefore supplements and, to the extent inconsistent therewith replaces, the description of the general terms and provisions of the senior debt securities and the senior debt indenture set forth under “Description of Debt Securities” in the accompanying prospectus. We urge you to read the base indenture and the indenture supplement because they, and not this description, define your rights as holders of the notes. Copies of the base indenture and the indenture supplement are available as set forth below under “—Additional Information.” Defined terms used in this description but not defined below under “—Definitions” have the meanings assigned to them in the indenture.

The indenture will permit us to issue in series from time to time our notes and other senior debt securities in an unlimited aggregate principal amount, subject to our compliance with the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES AND THE SUBSIDIARY GUARANTEES

The Notes

The notes will be:

➢	general unsecured obligations of Frontier;

➢	pari passu in right of payment with all existing and future senior indebtedness of Frontier, including Frontier’s outstanding 6 5/8% Senior Notes due 2011 and 8 1/2% Senior Notes due 2016;

➢	senior in right of payment to any future subordinated indebtedness of Frontier;

➢	unconditionally guaranteed by the Guarantors; and

➢

effectively subordinated to all current and future secured obligations of Frontier to the extent of the assets securing such obligations, including Frontier’s guarantee of any indebtedness of its borrower subsidiary under the Credit Agreement.

Description of notes

The Subsidiary Guarantees

The notes will be guaranteed by all of our current Domestic Restricted Subsidiaries, and by all Domestic Restricted Subsidiaries that we create or acquire in the future, other than Immaterial Subsidiaries. See “—Covenants—Additional Guarantors.” At the Issue Date, our two Immaterial Subsidiaries, Wainoco Resources, Inc. and Wainoco Oil & Gas Company, will be Unrestricted Subsidiaries and will not be Guarantors. These two Unrestricted Subsidiaries are also not guarantors with respect to our 6 5/8% Senior Notes due 2011, our 8 1/2% Senior Notes due 2016 or our Credit Agreement.

Each guarantee of the notes will be:

➢	a general unsecured obligation of the Guarantor;

➢

pari passu in right of payment with any existing and future senior indebtedness of that Guarantor, including its guarantee of our outstanding 6 5/8% Senior Notes due 2011 and 8 1/2% Senior Notes due 2016;

➢	senior in right of payment with any future subordinated indebtedness of the Guarantor; and

➢

effectively subordinated to any secured indebtedness of that Guarantor to the extent of the collateral securing such indebtedness, including its indebtedness or guarantee thereof under the Credit Agreement.

Assuming we had completed the offering of the notes and applied the net proceeds as intended, including the repurchase or redemption in full of our 6 5/8% Senior Notes due 2016, as of September 30, 2010, Frontier and its Subsidiaries would have had consolidated Indebtedness of $347.7 million, consisting entirely of the notes and Frontier’s outstanding 8 1/2% Senior Notes due 2016, and letters of credit aggregating $256.1 million then outstanding under the Credit Agreement. The indenture permits Frontier and its Subsidiaries to incur additional Indebtedness, including secured Indebtedness, provided we comply with the terms of the indenture. See “Risk factors,” “Capitalization” and “—Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock.”

Upon consummation of the offering of the notes offered by this prospectus supplement, all of Frontier’s principal operating Subsidiaries will be Restricted Subsidiaries. However, under the circumstances described below under the definition of “Unrestricted Subsidiary,” Frontier will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture.

PRINCIPAL, MATURITY AND INTEREST

We will issue $150.0 million in aggregate principal amount of notes in this offering. We may issue additional notes from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase. The notes will mature on                     , 2018. We will issue notes only in denominations of $1,000 and integral multiples of $1,000.

Interest on the notes will accrue at the rate of     % per annum and will be payable semi-annually in arrears on                      and                     , commencing on                     , 2011. Interest on overdue principal and interest and premium, if any, will accrue at a rate that is 0.75% higher than the interest rate on the notes. We will make each interest payment to the holders of record on the immediately preceding                      and                                  .

Description of notes

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

Frontier will make all payments of principal, premium and interest on any certificated notes at the office of the paying agent in The City of New York, New York, unless Frontier elects to make payments of interest by check mailed to holders of the notes at their respective addresses set forth in the register of holders, subject to the right of any holders of notes in the principal amount of $1.0 million or more to request payment by wire transfer to an account in the United States. All payments on notes in global form will be made by wire transfer to the holder. See “Book-Entry, delivery and form.”

PAYING AGENT AND REGISTRAR FOR THE NOTES

The trustee, Wells Fargo Bank, N.A., will initially act as registrar at its corporate trust office in Dallas, Texas, and as paying agent at its corporate trust office in The City of New York. We may change any paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar. However, as long as any notes are outstanding, we will be required to maintain an office or agency in The City of New York where notes may be presented for payment and wire payments on the notes may be required to be made.

TRANSFER AND EXCHANGE

A holder of notes may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No service charge will be made for any transfer or exchange, but holders of notes will be required to pay all taxes due on transfer or exchange. We will not be required to transfer or exchange any note selected for redemption. Also, we will not be required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes selected for redemption and ending on the day of such mailing. The registered holder of a note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of notes” are to registered holders unless otherwise indicated.

THE SUBSIDIARY GUARANTEES

The notes will be jointly and severally guaranteed by each of our current and future Domestic Restricted Subsidiaries, other than Immaterial Subsidiaries. See “—Covenants—Additional Guarantors.” The obligations of each Guarantor under its Subsidiary Guarantee will be a general unsecured obligation of such Guarantor, ranking pari passu in right of payment with all other current or future senior borrowings of such Guarantor and senior in right of payment to any subordinated indebtedness incurred by such Guarantor in the future. The Subsidiary Guarantees will be effectively subordinated, however, to all current and future secured obligations of the Guarantors, to the extent of the collateral securing such obligations. See “Risk factors—Risks Relating to the Notes—Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees of these notes will be effectively subordinated to all of the guarantors’ existing and future secured indebtedness.”

The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent the Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under

Description of notes

applicable law. See “Risk factors—Risks Relating to the Notes—Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and require noteholders to return payments received from us or guarantors.” Each Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a pro rata contribution from each other Guarantor based on the Adjusted Net Assets of each Guarantor.

Subject to the provisions of the following paragraph, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person (other than Frontier or a Restricted Subsidiary of Frontier), whether or not affiliated with such Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the assets in any such sale or disposition, or the Person formed by or surviving any such consolidation or merger, assumes all of the obligations of that Guarantor under the indenture and its Subsidiary Guarantee, pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

In the event of a sale or other disposition, including by way of merger, consolidation or otherwise, of all or substantially all of the assets or all of the Capital Stock of any Guarantor to any Person that is not (either before or after giving effect to such transaction) Frontier or a Restricted Subsidiary of Frontier, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, if:

(1) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

(2) upon such release, the obligations of such Guarantor in respect of any and all other guarantees of Indebtedness of Frontier or a Guarantor are similarly released.

In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the indenture. Further, all Subsidiary Guarantees will be released upon Legal Defeasance of the notes as described below under the caption “—Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture with respect to the notes as described below under the caption “—Satisfaction and Discharge.”

Description of notes

OPTIONAL REDEMPTION

On or after                     , 2014, Frontier may redeem all or part of the notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest to the applicable redemption date (subject to the rights of noteholders on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on                      of the year indicated below:

Year	Redemption Price
2014		%
2015		%
2016 and thereafter	100.000%

At any time prior to                     , 2014, Frontier may redeem the notes, in whole or in part, at the Make-Whole Price, plus accrued and unpaid interest to the redemption date (subject to the rights of noteholders on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date). “Make-Whole Price” with respect to a note means the greater of:

(1) the sum of the outstanding principal amount and Make-Whole Amount of such note; and

(2) the redemption price of such note on                     , 2014, as set forth in the table above.

“Make-Whole Amount” with respect to a note means an amount equal to the excess, if any, of:

(1) the present value of the remaining interest, premium, if any, and principal payments due on such note as if such note were redeemed on                     , 2014 at the redemption price set forth in the table above, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

(2) the outstanding principal amount of such note.

“Treasury Rate” is defined as the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two Business Days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market date) most nearly equal to the then remaining maturity of the notes to                     , 2014; provided, however, that if the Make-Whole Average Life of such note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and                     , 2014.

Prior to                     , 2013, Frontier may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes originally issued under the indenture at a redemption price of     % of the principal amount thereof, plus accrued and unpaid interest to the redemption date (subject to the

Description of notes

rights of noteholders on the relevant record date to receive interest on an interest payment date that is on or prior to the redemption date), with the net cash proceeds of one or more Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Frontier or its Affiliates); and

(2) the redemption occurs within 120 days of the date of the closing of each such Equity Offering.

SELECTION AND NOTICE OF REDEMPTION

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis or on as nearly a pro rata basis as is practicable, subject to the procedures of The Depository Trust Company (“DTC”), unless such method is otherwise prohibited.

No notes of $1,000 or less will be redeemed in part.

Notices of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Any notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

NO MANDATORY REDEMPTION OR SINKING FUND

We will not be required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase the notes as described below under the caption “—Repurchase at the Option of Holders.” We may at any time and from time to time purchase notes in the open market or otherwise.

REPURCHASE AT THE OPTION OF HOLDERS

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Frontier to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. Pursuant to such offer, Frontier will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased to the

Description of notes

date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on an interest payment date that is on or prior to such date of purchase.

Within 30 days following any Change of Control, Frontier will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date (the “Change of Control Payment Date”) specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Frontier will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture (or compliance with the Change of Control provisions of the indenture would constitute a violation of any such laws or regulations), Frontier will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Frontier will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not properly withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered and not properly withdrawn; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by Frontier.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, it will make such payment through the facilities of DTC), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Frontier will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Frontier will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Frontier and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The Credit Agreement provides that certain change of control events with respect to Frontier would constitute an event of default thereunder, entitling the lenders, among other things, to accelerate the maturity of all Indebtedness outstanding thereunder. Any future credit agreements or other agreements relating to senior Indebtedness to which Frontier or any Guarantor becomes a party may contain similar restrictions and provisions. The indenture provides that, prior to complying with any of the provisions of

Description of notes

this “Change of Control” covenant, but in any event no later than the Change of Control Purchase Date, Frontier or any Guarantor must either repay all of its other outstanding senior Indebtedness or obtain the requisite consents, if any, under all agreements governing such senior Indebtedness to permit the repurchase of notes required by this covenant.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require Frontier to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. In addition, Frontier could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect Frontier’s capital structure or the value of the notes, but that would not constitute a Change of Control. Frontier’s ability to repurchase notes following a Change of Control may also be limited by Frontier’s then existing financial resources. See “Risk factors—Risks Relating to the Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Frontier and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Frontier to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Frontier and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Frontier will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding an Event of Loss for this purpose) unless:

(1) Frontier or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received by Frontier or such Restricted Subsidiary, as the case may be, from the Asset Sale is in the form of (A) cash or Cash Equivalents or (B) properties and capital assets to be used by Frontier or any Restricted Subsidiary in the Principal Business, or Capital Stock of a Person engaged in the Principal Business which becomes a Restricted Subsidiary of Frontier, or any combination thereof (collectively the “Cash Consideration”);

provided, however, that the amount of (a) any liabilities (as shown on Frontier’s or such Restricted Subsidiary’s most recent balance sheet) of Frontier or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to (1) a customary novation agreement that releases Frontier or such Restricted Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless Frontier or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability (provided, however, that such indemnifying party (or its long-term debt securities) shall have an Investment Grade Rating (with no indication of a negative outlook or credit watch with negative implications, in any case, that contemplates such indemnifying party (or its long- term debt securities) failing to have an Investment Grade Rating) at the time the indemnity is entered into) and (b) any non-Cash Consideration received by Frontier or such Restricted Subsidiary from such transferee that is converted by Frontier or such Restricted Subsidiary into cash within 90 days of the

Description of notes

receipt thereof (to the extent of the cash received) shall be deemed to be cash for purposes of this provision. Notwithstanding the foregoing, the 75% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Frontier or any such Restricted Subsidiary may apply such an amount equal to those Net Proceeds, at its option, to:

(a) to prepay, repay, defease, redeem, purchase or otherwise retire any Secured Indebtedness, and, if the Secured Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(b) make a capital expenditure; or

(c) acquire assets used in the Principal Business or to acquire all or substantially all of the assets of, or any Capital Stock of, another Person engaged in the Principal Business.

Notwithstanding the foregoing, if within 365 days after the receipt of any Net Proceeds from an Asset Sale, Frontier (or the applicable Restricted Subsidiary, as the case may be) enters into a binding written agreement irrevocably committing Frontier or such Restricted Subsidiary to an application of funds of the kind described in clause (b) or (c) of the preceding paragraph, and as to which the only condition to closing is the receipt of required governmental approvals, Frontier or such Restricted Subsidiary shall be deemed not to be in violation of the preceding paragraph. Any Net Proceeds that are applied pursuant to clause (b) or (c) of the preceding paragraph pursuant to any such binding agreement shall be deemed to have been applied for such purpose within such 365-day period so long as they are so applied within two years after the date of receipt of such Net Proceeds.

Pending the final application of any such Net Proceeds, Frontier or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

An amount equal to any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $30.0 million, Frontier will be required to make an Asset Sale Offer to all holders of the notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Indebtedness to be purchased plus accrued and unpaid interest to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase, and will be payable in cash, in accordance with the procedures set forth in the indenture, in the case of the notes, or in the instruments governing the terms of the Pari Passu Indebtedness, in the case of such Pari Passu Indebtedness; provided, however, that, if Frontier is required to apply such Excess Proceeds to repurchase, or to offer to repurchase, any Pari Passu Indebtedness, Frontier shall only be required to offer to repurchase the maximum principal amount of notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of notes outstanding and the denominator of which is the aggregate principal amount of notes outstanding plus the aggregate principal amount of such Pari Passu Indebtedness outstanding. To the extent that the aggregate principal

Description of notes

amount of notes tendered pursuant to an Asset Sale Offer is less than the amount that Frontier is required to repurchase, Frontier may use the difference between such amounts for purposes not otherwise prohibited by the indenture. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount that Frontier is required by this covenant to repurchase, the trustee shall select the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of Frontier and its Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant.

Frontier will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, or compliance with the Asset Sale provisions of the indenture would constitute a violation of any such laws or regulations, Frontier will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

COVENANTS

Changes in Covenants when Notes Rated Investment Grade

During any period beginning on a date when the notes have an Investment Grade Rating and no Default or Event of Default shall have occurred and be continuing, and continuing until the next subsequent Reinstatement Date (as defined below), we and our Restricted Subsidiaries will not be subject to the provisions of the indenture described under the following headings:

(1) “—Repurchase at the Option of Holders—Change of Control;”

(2) “—Repurchase at the Option of Holders—Asset Sales;”

(3) “—Restricted Payments;”

(4) “—Incurrence of Indebtedness and Issuance of Disqualified Stock;”

(5) “—Sale-and-Leaseback Transactions;”

(6) “—Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(7) “—Transactions with Affiliates;” and

(8) clause (4) of the covenant listed under “—Merger, Consolidation or Sale of Assets.”

(collectively, the “Suspended Covenants”); provided that if we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding portion of this sentence and, at any subsequent date the notes do not have an Investment Grade Rating, then we and our Restricted Subsidiaries will on such date immediately become again subject to the Suspended Covenants, subject to the terms, conditions and obligations set forth in the indenture (each such date of reinstatement being referred to as a “Reinstatement Date”). During any period that the Suspended Covenants have been suspended pursuant to the preceding sentence, our Board of Directors may not designate any of our Restricted Subsidiaries as Unrestricted Subsidiaries pursuant to the definition of

Description of notes

“Unrestricted Subsidiary.” Compliance with the Suspended Covenants with respect to Restricted Payments made after the Reinstatement Date will be calculated in accordance with the terms of the covenant described under “—Restricted Payments” as though such covenant had been in effect during the entire period of time from which the notes are issued; provided, however, no actions taken by the Company or any Restricted Subsidiary during such period will constitute a Default or Event of Default. As a result, during any period in which we and our Restricted Subsidiaries are not subject to the Suspended Covenants, the notes will be entitled to substantially reduced covenant protection. We cannot assure you that the notes will ever achieve or maintain an Investment Grade Rating.

Restricted Payments

Frontier will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of Frontier’s or any of its Restricted Subsidiaries’ Equity Interests (including any such payment in connection with any merger or consolidation involving Frontier) or to the direct or indirect holders of Frontier’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Frontier);

(b) purchase, redeem or otherwise acquire or retire for value (including in connection with any merger or consolidation involving Frontier) any Equity Interests of Frontier (other than any such Equity Interests owned by Frontier or any Restricted Subsidiary of Frontier);

(c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness (other than intercompany Indebtedness between or among Frontier and its Restricted Subsidiaries), except a payment of interest or principal at Stated Maturity (or within one year thereof); or

(d) make any Restricted Investment (all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(2) Frontier would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Frontier and its Restricted Subsidiaries after the Issue Date (the amount expended for such purposes, if other than cash, being the fair market value on the date of transfer or issue), is less than the sum of the following amounts, without duplication:

(A) 50% of the Consolidated Net Income of Frontier for the period (taken as one accounting period) from October 1, 2010 to the end of Frontier’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of (x) the aggregate net cash proceeds and the fair market value of any non-cash proceeds received by Frontier since the Issue Date as a contribution to its common equity

Description of notes

capital or from the issue or sale of Equity Interests of Frontier (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or convertible or exchangeable debt securities of Frontier that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Frontier), (y) the amount by which Indebtedness of Frontier or any Restricted Subsidiary is reduced on Frontier’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Equity Interests of Frontier (other than Disqualified Stock), and (z) the aggregate net cash proceeds, if any, received by Frontier or any of its Restricted Subsidiaries upon any conversion or exchange described in clause (x) or (y) above; plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents, or otherwise is liquidated or repaid for cash or Cash Equivalents, an amount equal to such cash or Cash Equivalents (less the cost of disposition, if any); plus

(D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries after the Issue Date resulting from (A) payments of dividends or interest or other transfers of assets to Frontier or any Restricted Subsidiary from Unrestricted Subsidiaries, (B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or (C) the receipt of proceeds by Frontier or any Restricted Subsidiary from the sale or other disposition of any portion of any Investment in an Unrestricted Subsidiary; plus

(E) $284.4 million.

The preceding provisions will not prohibit:

(a) the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the indenture;

(b) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Frontier) of, Equity Interests of Frontier (other than Disqualified Stock) or from the substantially concurrent contribution (other than by a Subsidiary of Frontier) of capital to Frontier in respect of its Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

(c) the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness of Frontier or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d) the payment of any dividend or distribution by a Restricted Subsidiary of Frontier to (i) the holders of its common Equity Interests on a pro rata basis or (ii) Frontier or a Subsidiary of Frontier;

(e) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Frontier held by any future, present or former employee or director (or any of their respective heirs or estates or permitted transferees) of Frontier or any of Frontier’s Restricted Subsidiaries pursuant to any agreements (including employment agreements) or management equity plan or stock option plan or any other management or employee benefit plan or agreement (including any management equity subscription agreement, stock option agreement or similar written arrangement) approved by the Board of Directors; provided, that the aggregate Restricted Payments made under this clause (e) do not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $10.0 million in any calendar year);

Description of notes

(f) repurchases, redemptions or other acquisitions or retirements for value of Equity Interests of Frontier deemed to occur upon exercise or exchange of warrants, options or rights to acquire Equity Interests if such Equity Interests represent a portion of the exercise or exchange price of such warrants, options or rights, and any repurchases, redemptions or other acquisitions or retirements for value of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of warrants, options or rights to acquire Equity Interests;

(g) payments or distributions to dissenting shareholders pursuant to applicable law in connection with a merger, consolidation or transfer of assets that complies with the provisions described under the caption “—Covenants—Merger, Consolidation or Sale of Assets;”

(h) cash payments in lieu of the issuance of fractional shares;

(i) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Frontier or any Restricted Subsidiary of Frontier, or any class or series of preferred stock of a Restricted Subsidiary of Frontier, in each case issued after the Issue Date in accordance with the Consolidated Interest Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock;” and

(j) other Restricted Payments not to exceed $30.0 million in the aggregate in any calendar year.

In determining the aggregate amount of Restricted Payments made in accordance with clause (3) of the first paragraph of this covenant, amounts expended pursuant to clauses (b), (c), (d), (f), (g), (h) and (i) shall be excluded from the calculation, and amounts expended pursuant to clauses (a) and (e) of this paragraph shall be included in the calculation.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. For purposes of making such determination, all outstanding Investments by Frontier and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (1) the net book value of such Investments at the time of such designation and (2) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Frontier or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in the manner contemplated by the definition of the term “fair market value.”

Incurrence of Indebtedness and Issuance of Disqualified Stock

Frontier will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness, and Frontier will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock; provided, however, that Frontier or any Guarantor may incur Indebtedness or issue Disqualified Stock, if the Consolidated Interest Coverage Ratio for Frontier’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at

Description of notes

least 2.0 to 1.0, determined on a pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness or Disqualified Stock had been incurred or issued at the beginning of such four-quarter period.

Notwithstanding the foregoing, the first paragraph of this covenant will not prohibit the incurrence of any item of Permitted Indebtedness.

Frontier will not incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Frontier, unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that solely for the avoidance of doubt and without any other implication, no Indebtedness of Frontier will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Frontier solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant, in the event that an item of proposed Indebtedness or Disqualified Stock meets the criteria of more than one of the categories contained in clauses (1) through (15) of the definition of Permitted Indebtedness, or is entitled to be incurred pursuant to the first paragraph of this covenant, Frontier will be permitted to classify such item of Indebtedness or Disqualified Stock on the date of its incurrence or issuance, or later reclassify all or a portion of such item of Indebtedness or Disqualified Stock, in any manner that complies with this covenant. The accrual of interest, the accumulation of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Interest Expense as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Frontier or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the fair market value of such asset at the date of determination; and

(b) the amount of the Indebtedness of the other Person; and

(3) the principal amount of the Indebtedness, in the case of any other Indebtedness.

Liens

Frontier will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist, any Lien (except Permitted Liens) on any asset owned on the Issue Date or acquired after the Issue Date, securing:

(1) any Indebtedness of Frontier or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the notes are equally and ratably secured; or

Description of notes

(2) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantee of such Guarantor is equally and ratably secured;

provided, however, that if such Indebtedness is expressly subordinated to the notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the notes or the Subsidiary Guarantees.

Sale-and-Leaseback Transactions

Frontier will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that Frontier or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(1) Frontier or such Restricted Subsidiary could have

(a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock” and

(b) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “—Liens;”

(2) the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value of the property that is the subject of such sale-and-leaseback transaction; and

(3) the disposition of assets in such sale-and-leaseback transaction is permitted by, and Frontier applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Frontier will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of Frontier to:

(a) pay dividends or make any other distributions to Frontier or any of its Restricted Subsidiaries on its Capital Stock;

(b) make loans or advances, or pay any Indebtedness owed, to Frontier or any of its Restricted Subsidiaries; or

(c) transfer any of its properties or assets to Frontier or any of its Restricted Subsidiaries.

The preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements or instruments governing Existing Indebtedness or Capital Stock as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or instruments on the Issue Date;

Description of notes

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Frontier or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) any encumbrance or restriction consisting of customary non-assignment provisions (including provisions forbidding subletting) in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease, the property leased thereunder or the other interests therein;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (c) of the preceding paragraph;

(7) customary provisions in bona fide contracts for the sale of property or assets;

(8) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) any encumbrance or restriction contained in the terms of any Indebtedness or preferred stock, or any agreement pursuant to which such Indebtedness or preferred stock was incurred or issued, if such encumbrance or restriction will not materially affect Frontier’s ability to make principal or interest payments on the notes, as determined in good faith by Frontier’s Board of Directors, whose determination shall be conclusive;

(11) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness or preferred stock being refinanced; and

(12) secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness and any related encumbrance or restriction contained in security agreements, mortgages or purchase money agreements.

Additional Guarantors

If Frontier or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date, then the Company will cause that newly acquired or created Domestic Restricted Subsidiary to become a Guarantor by executing a supplemental indenture and delivering an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Description of notes

Merger, Consolidation or Sale of Assets

The following shall apply in respect of the notes in lieu of the provisions set forth in the accompanying prospectus under the heading “Description of Debt Securities—Mergers and Sale of Assets.”

Frontier may not, in one or more related transactions, consolidate or merge with or into (whether or not Frontier is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets to, another Person unless:

(1) either: (a) Frontier is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Frontier) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Frontier) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all of the obligations of Frontier under the notes and the indenture pursuant to an indenture supplement reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) except in the case of a merger of Frontier with or into a Restricted Subsidiary of Frontier, Frontier or the Person formed by or surviving any such consolidation or merger (if other than Frontier), or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(5) Frontier shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemented indenture (if any) comply with the indenture.

In addition, Frontier may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Upon any consolidation or merger, or any sale, transfer, assignment, conveyance or other disposition of all or substantially all of the properties or assets of Frontier in accordance with the first paragraph of this covenant, the successor Person formed by the consolidation or into which Frontier is merged or to which the sale, transfer, assignment, conveyance or other disposition is made, will succeed to and be substituted for Frontier, and may exercise every right and power of Frontier under the indenture with the same effect as if the successor had been named as us therein. When the successor assumes all of our obligations under the indenture, Frontier will be discharged from those obligations.

Clauses (3) and (4) of this “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Frontier with an Affiliate solely for the purpose of reincorporating Frontier in another jurisdiction; or

(2) any consolidation or merger, or any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Frontier and its Restricted Subsidiaries that are Guarantors.

Description of notes

Transactions with Affiliates

Frontier will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Frontier (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Frontier or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Frontier or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to Frontier or such Restricted Subsidiary; and

(2) Frontier delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, an opinion as to the fairness to Frontier or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to Frontier.

Notwithstanding the preceding, the following shall not be deemed to be Affiliate Transactions:

(a) reasonable fees and compensation paid to or for the benefit of any employee, officer or director of Frontier or any of its Subsidiaries, and any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Frontier or any of its Subsidiaries existing on the Issue Date, or entered into thereafter in the ordinary course of business, and any indemnities or other transactions permitted or required by bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(b) transactions between or among Frontier and its Restricted Subsidiaries;

(c) transactions with a Person (other than an Unrestricted Subsidiary of Frontier) that is an Affiliate of Frontier solely because Frontier owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(d) any Permitted Investments and any Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(e) any issuance of Equity Interests (other than Disqualified Stock) of Frontier to, or receipt of any capital contribution from, any Affiliate of Frontier;

(f) the payment of reasonable directors’ fees to directors of Frontier or any of its Subsidiaries;

(g) any contracts, agreements or understandings existing as of the Issue Date and any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto or any replacement agreement thereof so long as any such amendment or replacement agreement is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date); and

Description of notes

(h) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture and which comply with the terms of clause (2) of the immediately preceding paragraph.

Line of Business

Frontier will not, and will not permit any of its Restricted Subsidiaries to, engage in any business or activity other than the Principal Business, except to the extent as would not be material to Frontier and its Subsidiaries considered as one enterprise.

Payments for Consent

Frontier will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, Frontier will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Frontier were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Frontier were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Frontier’s consolidated financial statements by Frontier’s certified independent accountants. In addition, Frontier will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, Frontier is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Frontier will nevertheless continue filing the reports specified in the preceding paragraphs with the SEC within the time periods specified above unless the SEC will not accept such a filing. Frontier agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Frontier’s filings for any reason, Frontier will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Frontier were required to file those reports with the SEC.

In addition, Frontier and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Description of notes

The availability of the foregoing reports on the SEC’s EDGAR service (or successor thereto) shall be deemed to satisfy Frontier’s delivery obligations to the trustee and the holders.

Delivery of such reports, information and documents to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including Frontier’s compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on Officers’ Certificates).

EVENTS OF DEFAULT AND REMEDIES

Each of the following constitutes an Event of Default under the indenture with respect to the notes in lieu of the events of default set forth in the accompanying prospectus under the heading “Description of Debt Securities—Events of Default”:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by Frontier to comply with its obligations under “—Covenants—Merger, Consolidation or Sale of Assets” above or to consummate a purchase of notes when required pursuant to the covenants described above under “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4) failure by Frontier or any of its Subsidiaries for 60 days after notice to comply with any of the other covenants applicable to Frontier or its Subsidiaries in the indenture or the notes;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Frontier or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Frontier or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default (a) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity, in each case, unless being contested in good faith by appropriate proceedings and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of ten days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) any final judgment or decree (to the extent not covered by insurance) for the payment of money in excess of $20.0 million is entered against Frontier or any of its Restricted Subsidiaries and is not paid or discharged, and there is any period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, is not in effect;

(7) except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee; and

Description of notes

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Frontier or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

The indenture contains a provision providing that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Frontier, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. However, the effect of such provision may be limited by applicable laws. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power with respect to the notes. The trustee may withhold from holders of the notes notice of any continuing Default with respect to the notes if it determines that withholding notice is in their interest, except a Default relating to the payment of principal, premium or interest.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any cost, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any cost, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to us and the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any continuing default and its consequences under the indenture except a continuing default in the payment of interest or premium on, or the principal of, the notes or in respect of a covenant that cannot be modified or amended without the consent of each holder.

Frontier is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default with respect to the notes, Frontier is required to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS AND SHAREHOLDERS

No director, officer, member, manager, incorporator or shareholder of Frontier or any Guarantor, as such, shall have any liability for any obligations of Frontier or the Guarantors under the notes, the

Description of notes

indenture, the Subsidiary Guarantees or for any claim based on, or otherwise in respect of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The following shall apply to the notes in lieu of the provisions set forth in the accompanying prospectus under the heading “Description of Debt Securities—Defeasance.”

Frontier may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”), except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) Frontier’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Frontier’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Frontier may, at its option and at any time, elect to have the obligations of Frontier released with respect to the provisions of the indenture described above under “—Repurchase at the Option of Holders” and under “—Covenants (other than the covenant described under “—Covenants—Merger, Consolidation or Sale of Assets,” except to the extent described below) and the limitation imposed by clause (4) under “—Covenants—Merger, Consolidation or Sale of Assets” (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs in accordance with the indenture, the Events of Default described under clauses (3) through (6) under the caption “—Events of Default and Remedies” and the Event of Default described under clause (8) under the caption “—Events of Default and Remedies” (but only with respect to Subsidiaries of Frontier), in each case, will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Frontier must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Frontier must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Frontier has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Frontier has received from, or there has been

Description of notes

published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Frontier has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default with respect to the notes has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Frontier or any of its Subsidiaries is a party or by which Frontier or any of its Subsidiaries is bound;

(6) Frontier must deliver to the trustee an officer’s certificate stating that the deposit was not made by Frontier with the intent of preferring the holders of notes over the other creditors of Frontier with the intent of defeating, hindering, delaying or defrauding creditors of Frontier or others;

(7) Frontier must deliver to the trustee an officer’s certificate, stating that all conditions precedent set forth in clauses (1) through (6) of this paragraph have been complied with; and

(8) Frontier must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (2), (3) and (5) of this paragraph have been complied with; provided that the opinion of counsel with respect to clause (5) of this paragraph may be to the knowledge of such counsel.

AMENDMENT, SUPPLEMENT AND WAIVER

The following will apply with respect to the notes in lieu of the provisions set forth in the accompanying prospectus under the heading “Description of Debt Securities—Modification of Indentures.”

Except as provided below, the indenture, the notes and the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and except as specified in the indenture any existing default or compliance with any provision of the indenture, the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

Description of notes

(2) reduce the principal of or change the fixed maturity of any note or alter any of the provisions with respect to the redemption of the notes; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults with respect to the notes or the rights of holders of notes to receive payments of principal of, premium, if any, or interest on the notes;

(7) waive a redemption payment with respect to any note; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Frontier, any Guarantor and the trustee may amend or supplement the indenture as it relates to the notes, the Subsidiary Guarantees or the notes to:

(1) cure any ambiguity, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of Frontier’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of Frontier’s or such Guarantor’s assets, as applicable;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) secure the notes or the Subsidiary Guarantees pursuant to the requirements of the covenant described above under the caption “—Liens;”

(6) add any Guarantor to or release any Guarantor from its Subsidiary Guarantee, in each case as provided in the indenture;

(7) conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes;

(8) provide for a successor trustee in respect of the notes in accordance with the provisions of the indenture; or

(9) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act,

Description of notes

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver.

SATISFACTION AND DISCHARGE

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the notes and as otherwise specified in the indenture), when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Frontier, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and Frontier or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of final maturity or redemption;

(2) no Default or Event of Default with respect to the notes has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Frontier or any Guarantor is a party or by which Frontier or any Guarantor is bound;

(4) Frontier or any Guarantor has paid or caused to be paid all sums payable by it under the indenture with respect to the notes; and

(5) Frontier has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at the date of final maturity or the redemption date, as the case may be.

In addition, Frontier must deliver to the trustee (a) an officer’s certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications), stating that all conditions precedent set forth in clauses (3) and (5) above have been satisfied; provided that the opinion of counsel with respect to clause (3) above may be to the knowledge of such counsel.

CONCERNING THE TRUSTEE

If the trustee becomes a creditor of Frontier or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

Description of notes

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its powers, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee reasonable security or indemnity satisfactory to it against any cost, liability or expense.

GOVERNING LAW

The indenture, the notes and the Subsidiary Guarantees will be governed by and construed in accordance with the laws of the State of New York.

ADDITIONAL INFORMATION

Anyone who receives this prospectus supplement may obtain a copy of the proposed forms of the base indenture and the indenture supplement without charge by writing to Frontier Oil Corporation, 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411, Attention: Secretary.

DEFINITIONS

Set forth below is a summary of certain defined terms used in the indenture. Reference is made to the indenture for the full disclosure of all such terms, as well as any other capitalized terms used in this “Description of notes” for which no definition is provided.

“Adjusted Net Assets” of a Guarantor at any date shall mean the amount by which the fair value of the properties and assets of such Guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Subsidiary Guarantee, of such Guarantor at such date.

“Affiliate” of any specified Person means an “affiliate” of such Person, as such term is defined for purposes of Rule 144 under the Securities Act.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition (a “disposition”) of any assets or rights (including by way of a sale and leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the assets of Frontier and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and the provisions described above under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “—Repurchase at the Option of Holders—Asset Sales”);

(2) the issue or sale by Frontier or any of its Restricted Subsidiaries of Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Frontier or a Restricted Subsidiary); and

(3) any Event of Loss,

whether, in the case of clause (1), (2) or (3), in a single transaction or a series of related transactions, provided that such transaction or series of transactions (a) has a fair market value in excess of $2.0 million or (b) results in the payment of net proceeds in excess of $2.0 million.

Description of notes

Notwithstanding the preceding, the following transactions will not be deemed to be Asset Sales:

(1) any sale, assignment, lease, license, transfer, abandonment or other disposition of (A) damaged, worn-out, unserviceable or other obsolete or excess equipment or other property or (B) other property no longer necessary for the proper conduct of the business of Frontier or any of its Subsidiaries;

(2) a disposition of assets by Frontier to a Restricted Subsidiary or by a Restricted Subsidiary to Frontier or to another Restricted Subsidiary;

(3) a disposition of Equity Interests by a Restricted Subsidiary to Frontier or to another Restricted Subsidiary or by Frontier to a Restricted Subsidiary;

(4) the consummation of (A) any Permitted Investment or (B) any Restricted Payment that is permitted by the indenture;

(5) any lease of any equipment or other assets entered into in the ordinary course of business and with respect to which Frontier or any Restricted Subsidiary thereof is the lessor, except any such lease that provides for the acquisition of such assets by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such assets occurs;

(6) any sale of inventory or hydrocarbons or other products (including crude oil and refined products), in each case in the ordinary course of business of Frontier’s operations;

(7) the sale or other disposition of cash or Cash Equivalents;

(8) any trade or exchange by Frontier or any Restricted Subsidiary of any inventory or hydrocarbons or other products (including crude oil and refined products) for similar products owned or held by another Person; provided that the fair market value of the properties traded or exchanged by Frontier or such Restricted Subsidiary is reasonably equivalent to the fair market value of the properties to be received by Frontier or such Restricted Subsidiary (as determined in good faith by the Board of Directors, an officer of Frontier or of such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision);

(9) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(11) any disposition of defaulted receivables that arose in the ordinary course of business for collection.

“Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such

Description of notes

penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” means the board of directors of Frontier or any committee thereof duly authorized to act on behalf of such board.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of a limited liability company or similar entity, any membership or similar interest therein;

(3) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(4) in the case of a partnership, partnership interests (whether general or limited); and

(5) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars or up to $2.0 million of Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s or Standard & Poor’s and in each case maturing within 180 days after the date of acquisition;

(6) commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

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(7) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (3) above, provided all such deposits do not exceed $2.0 million in the aggregate at any one time; and

(8) money-market mutual funds substantially all of the assets of which are of the type described in the preceding clauses (1) through (6) above.

“Change of Control” means the occurrence of one or more of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Frontier and its Subsidiaries, taken as a whole;

(2) the adoption of a plan relating to the liquidation or dissolution of Frontier;

(3) the consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of Frontier; or

(4) the first day on which a majority of the members of the Board of Directors of Frontier are not Continuing Directors;

provided, however, that a transaction in which Frontier becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of Frontier immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of Frontier, immediately following the consummation of such transaction and (b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of Frontier.

“Consolidated Cash Flow” means, with respect to any specified Person for any reference period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of

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such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four-quarter reference period:

(1) any incurrence, assumption, guarantee or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(2) any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date; provided that pro forma effect shall be given to the Consolidated Cash Flow of the Person which is the subject of any such acquisition, and any cost savings or expense reductions attributable at the time of such computation or to be attributable in the future to such acquisition, shall be included in such computation; provided further that the pro forma calculations shall be determined in good faith on a reasonable basis by a responsible financial or accounting officer of Frontier); and

(3) any other transaction that may be given pro forma effect as determined in good faith by a responsible financial or accounting officer of Frontier;

provided, further, that (a) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, (b) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date and (c) the Consolidated Interest Expense attributable to interest on any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the reference period to the Calculation Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an applicable Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Calculation Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

Description of notes

“Consolidated Interest Expense” means, with respect to any Person for any period, determined on a consolidated basis in accordance with GAAP, the sum of, without duplication:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations but excluding amortization of debt issuance costs); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders; and

(3) the cumulative effect of a change in accounting principles shall be excluded; and

(4) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards shall be excluded.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (a) all current liabilities reflected in such balance sheet, and (b) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors, who:

(1) was a member of the Board of Directors on the Issue Date; or

(2) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of August 19, 2008, among Frontier Oil and Refining Company, as Borrower, Frontier, the lenders named therein, Union Bank of California, N.A., as Administrative Agent, and BNP Paribas, as Syndication Agent, including any related notes, guarantees, collateral documents, instruments and agreements

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executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including increases in the principal amount thereof.

“Credit Facilities” means one or more debt facilities (including the Credit Agreement) or commercial paper facilities, in each case with banks, investment funds or other lenders providing for revolving credit loans, term loans, receivables financings, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables or letters of credit, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including increases in the principal amount thereof.

“Default” means, with respect to the notes, any event that is, or after notice or the lapse of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by Frontier with the provisions of the indenture described under the caption “Repurchase at the Option of Holders—Change of Control” or “Repurchase at the Option of Holders—Asset Sales,” as the case may be. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Frontier and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Frontier that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Frontier.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any contribution to the equity capital of Frontier, or any sale of Equity Interests (other than Disqualified Stock) of Frontier either pursuant to an offering registered under the Securities Act or a private placement.

“Event of Loss” means, with respect to any property or asset of Frontier or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof.

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An Event of Loss shall be deemed to occur as of the date of the insurance settlement, confiscation, condemnation or requisition of title, as applicable.

“Existing Indebtedness” means Indebtedness of Frontier and its Restricted Subsidiaries (other than Indebtedness under a Credit Facility) in existence on the Issue Date, until such amounts are repaid.

“fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined (except as otherwise permitted by the indenture) in good faith by the Board of Directors or, with respect to any asset or Investment in excess of $10.0 million (other than cash or Cash Equivalents), as determined by a reputable appraisal firm that is, in the judgment of such Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to Frontier.

“Foreign Subsidiary” means any Restricted Subsidiary of Frontier that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States of America, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantor” means each of (1) Frontier Holdings Inc., Frontier Refining & Marketing Inc., Frontier Refining Inc., Frontier Oil and Refining Company, Frontier Pipeline Inc., Frontier El Dorado Refining Company, Ethanol Management Company and (2) any other Person that becomes a guarantor of any notes pursuant to the applicable provisions of the indenture.

“Hedging Obligations” means, with respect to any Person, the obligations (to the extent they are incurred in the ordinary course of business) of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, but only to the extent that the notional amounts of such agreements do not exceed 105% of the aggregate principal amount of such Indebtedness to which such agreement relates;

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

(3) any hedging agreement or other arrangement, in each case that is designed to provide protection against fluctuations in the price of crude oil, gasoline and other refined products and natural gas (in the ordinary course of business and not for speculative purposes); and

(4) any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency rates.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $500,000 and whose total revenues for the most recent 12-month period do not exceed $500,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial

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Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Frontier.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable, or representing any Hedging Obligation, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a) accrued expenses and trade accounts payable arising in the ordinary course of business;

(b) any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness;

(c) any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets; and

(d) any obligation in respect of any agreement or arrangement described in clause (3) of the definition of “Hedging Obligation.”

“Investment Grade Rating” of the notes, means that the notes shall have been assigned a Moody’s rating of Baa3 or higher and an S&P rating of BBB– or higher, or if one of such rating agencies shall not make a rating on the notes publicly available for reasons outside the control of Frontier, then “Investment Grade Rating” shall mean that the notes shall have been assigned such a rating by one of such rating agencies and an equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Frontier.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments:

(1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business;

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(2) Hedging Obligations; and

(3) endorsements of negotiable instruments and documents in the ordinary course of business.

If Frontier or any Restricted Subsidiary of Frontier sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Frontier such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Frontier, Frontier shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.”

“Issue Date” means the first date on which the notes are originally issued under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including dispositions pursuant to sale-and-leaseback transactions) or (b) the disposition of any securities by such Person or the extinguishment of any Indebtedness of such Person; and

(2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Frontier or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-Cash Consideration received in any Asset Sale), net of, without duplication:

(1) the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof,

(2) taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be applied to the repayment of Indebtedness (other than under a revolving credit facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(4) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets, until such time as such reserve

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is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to Frontier or its Restricted Subsidiaries from such escrow arrangement, as the case may be; and

(5) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Frontier nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or (b) constitutes the lender; and

(2) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of other Indebtedness of Frontier or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of Frontier and its Restricted Subsidiaries, excluding any Subordinated Indebtedness, the terms of which require Frontier or such Restricted Subsidiary to apply such Net Proceeds to offer to repurchase such Indebtedness.

“Permitted Indebtedness” means:

(1) the incurrence by Frontier or a Restricted Subsidiary of additional Indebtedness under any Credit Facility so long as the aggregate principal amount at any time outstanding of all Indebtedness incurred under this clause (1) does not exceed the greater of (a) $650.0 million and (b) an amount equal to the sum of 95% of the book value of accounts receivable (less allowance for doubtful accounts) and 90% of the inventory (less applicable reserves) of Frontier and its Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP, plus $10.0 million and any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness, and less any amounts repaid permanently in accordance with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2) the incurrence by Frontier and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by Frontier and its Restricted Subsidiaries of Hedging Obligations;

(4) the incurrence by Frontier and the Guarantors of Indebtedness represented by the notes to be issued on the date of the indenture and the related Subsidiary Guarantees;

(5) the incurrence or issuance by Frontier or any of its Restricted Subsidiaries of intercompany Indebtedness or Disqualified Stock between or among Frontier and any of its Restricted Subsidiaries or between or among any Restricted Subsidiaries; provided, however, that (a) if Frontier or any Guarantor is the obligor on such Indebtedness and the payee is not Frontier or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the notes, in the case of Frontier, or the Subsidiary Guarantee, in the case of a Guarantor; and (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or Disqualified Stock being held by a Person other than Frontier or a Restricted

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Subsidiary of Frontier and (ii) any sale or other transfer of any such Indebtedness or Disqualified Stock to a Person that is not either Frontier or a Restricted Subsidiary of Frontier, will be deemed, in the case of each of clause (i) and (ii), to constitute an incurrence or issuance of such Indebtedness or Disqualified Stock, as the case may be, by Frontier or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding under this clause (6) not to exceed $15.0 million;

(7) the incurrence by Frontier or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, in each case incurred in the ordinary course of business, and any guarantees or letters of credit functioning as or supporting any of the foregoing;

(8) the incurrence by Frontier or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness or Disqualified Stock that was permitted by the indenture to be incurred (other than pursuant to clause (1), (5) or (6) of this definition);

(9) incurrence by any Subsidiary of Frontier of a Subsidiary Guarantee;

(10) incurrence of Non-Recourse Debt;

(11) the guarantee by Frontier or any of the Guarantors of Indebtedness of Frontier or a Subsidiary of Frontier that was permitted to be incurred by the provisions of the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock;”

(12) the incurrence by Frontier or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within ten Business Days;

(13) unrealized losses or charges in respect of Hedging Obligations;

(14) the incurrence by Frontier or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Frontier or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding; and

(15) incurrence by Frontier or any Restricted Subsidiary of any additional Indebtedness (measured by principal amount or accreted value, as applicable) or Disqualified Stock (measured by the greater of its voluntary or involuntary maximum fixed repurchase or redemption price plus accrued and unpaid dividends (if not included in such redemption price)), not to exceed $30.0 million at any time outstanding.

“Permitted Investments” means:

(1) any Investment in Frontier or in a Restricted Subsidiary of Frontier, including any Investment in the notes;

(2) any Investment in cash or Cash Equivalents;

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(3) any Investment by Frontier or any Restricted Subsidiary of Frontier in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of Frontier or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Frontier or a Restricted Subsidiary of Frontier;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders —Asset Sales” or (b) a disposition of assets that does not constitute an Asset Sale;

(5) acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Frontier;

(6) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations;

(8) Investments in a Person engaged in the Principal Business, provided that the aggregate amount of such Investments pursuant to this clause (8) in Persons that are not Restricted Subsidiaries of Frontier shall not exceed the greater of (a) $50.0 million and (b) 5.0% of the Consolidated Net Tangible Assets of Frontier at any one time;

(9) Investment in any Person to the extent such Investment consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by Frontier or any Restricted Subsidiary; and

(10) Investments existing on the Issue Date.

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred pursuant to clause (1) of the definition of “Permitted Indebtedness”; provided, however, that during any period when the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock” is suspended pursuant to the provisions of the indenture described under the caption “—Covenants—Changes in Covenants when Notes Rated Investment Grade,” the clause (1) listed under the definition of “Permitted Indebtedness” shall be deemed to be in effect solely for purposes of determining compliance with this clause (1);

(2) Liens in favor of Frontier or any of the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with Frontier or any Restricted Subsidiary of Frontier, provided that such Liens were in existence prior to its contemplation of such merger or consolidation and do not extend to any property other than those of the Person merged into or consolidated with Frontier or any of its Restricted Subsidiaries;

(4) Liens on property existing at the time of acquisition thereof by Frontier or any Restricted Subsidiary of Frontier, provided that such Liens were in existence prior to its contemplation of such acquisition and do not extend to any other property;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

Description of notes

(6) Liens securing Hedging Obligations;

(7) Liens existing on the Issue Date;

(8) Liens securing Non-Recourse Debt;

(9) any interest or title of a lessor under, or Liens that secure, a Capital Lease Obligation or an operating lease;

(10) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business (including deposits necessary to obtain standby letters of credit);

(11) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and related benefits;

(12) easements, rights of way restrictions and other similar charges or encumbrances not interfering in any material respect with the business of Frontier or any Restricted Subsidiary;

(13) any other Liens imposed by operation of law which do not materially affect Frontier’s or any Guarantor’s ability to perform its obligations under the notes or any Subsidiary Guarantee;

(14) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

(15) Liens to secure Purchase Money Indebtedness, which Liens shall not extend to any other property or assets of Frontier or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

(16) Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clause (15) above;

(17) Liens incurred in the ordinary course of business of Frontier or any Restricted Subsidiary of Frontier with respect to Indebtedness that does not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Frontier or such Restricted Subsidiary;

(18) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(19) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business;

(20) Liens securing the notes or Subsidiary Guarantees; and

(21) Liens to secure Indebtedness having an aggregate principal amount which, when added together with all other Indebtedness secured by Liens incurred pursuant to this clause (21) and then outstanding, does not exceed $25.0 million.

“Permitted Refinancing Indebtedness” means any Indebtedness of Frontier or any of its Restricted Subsidiaries or any Disqualified Stock of Frontier of its Restricted Subsidiaries issued (a) in exchange for,

Description of notes

or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to or a deferral or renewal of ((a) and (b) above, collectively, a “Refinancing”), any other Indebtedness or preferred stock of Frontier or any of its Restricted Subsidiaries (other than intercompany Indebtedness), in a principal amount or, in the case of Disqualified Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the lesser of:

(1) the principal amount or, in the case of preferred stock, liquidation preference, of the Indebtedness, or preferred stock so Refinanced (plus, in the case of Indebtedness, the amount of premium, if any, paid in connection therewith), and

(2) if the Indebtedness being Refinanced was issued with any original issue discount, the accreted value of such Indebtedness (as determined in accordance with GAAP) at the time of such Refinancing.

Notwithstanding the preceding, no Indebtedness or Disqualified Stock will be deemed to be Permitted Refinancing Indebtedness, unless:

(1) such Indebtedness or Disqualified Stock has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or preferred stock being Refinanced;

(2) if the Indebtedness being Refinanced is Subordinated Indebtedness, such Indebtedness has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and is contractually subordinated in right of payment to, the notes or the Subsidiary Guarantees, as the case may be, on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Subordinated Indebtedness being Refinanced at the time of the Refinancing; and

(3) such Indebtedness or Disqualified Stock is incurred or issued by Frontier or such Indebtedness or Disqualified Stock is incurred or issued by the Restricted Subsidiary who is the primary obligor on the Indebtedness being Refinanced or the issuer of the preferred stock being Refinanced.

“Principal Business” means:

(1) the business of the exploration for, and development, acquisition, production, processing, marketing, refining, storage and transportation of, hydrocarbons;

(2) any related energy and natural resource business;

(3) any business currently engaged in by Frontier or its Subsidiaries;

(4) convenience stores, retail service stations, truck stops and other public accommodations in connection therewith; and

(5) any activity or business that is a reasonable extension, development or expansion of any of the activities or businesses described in clauses (1) through (4) of this definition or that is ancillary or necessary or desirable to facilitate such activities or businesses.

“Purchase Money Indebtedness” means Indebtedness incurred for the purpose of (1) financing all or any part of the purchase price of any real or personal property or assets incurred prior to, at the time of, or

Description of notes

within 120 days after, the acquisition of such property or assets or (2) financing all or any part of the cost of construction of, or repairs, improvements or additions to, any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, or repairs, improvements or additions to, such property or assets.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Secured Indebtedness” means, with respect to any specified Person, any Indebtedness of such Person that is secured by a Lien on the assets of such Person, plus any Indebtedness of any other Person to the extent that such Indebtedness is secured by a Lien on the assets of the specified Person.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of Frontier or a Guarantor that is contractually subordinated in right of payment to the notes or the Subsidiary Guarantee of such Guarantor, as applicable.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means a guarantee, included in the indenture, of Frontier’s obligations under the notes and the indenture.

“Unrestricted Subsidiary” means (i) Wainoco Resources, Inc. and Wainoco Oil & Gas Company and (ii) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary at the time of such designation:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Frontier or any Restricted Subsidiary of Frontier unless such agreement, contract, arrangement or understanding

Description of notes

does not violate the terms of the indenture described under the caption “—Covenants —Transactions with Affiliates;” and

(3) is a Person with respect to which neither Frontier nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, in each case, except to the extent otherwise permitted by the indenture.

Any such designation by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Frontier as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock,” Frontier shall be in default of such covenant).

The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Frontier of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

“Weighted Average Life to Maturity” means, when applied to any security or instrument at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal (or redemption payments), including payment at final maturity (or mandatory redemption), in respect of such security to instrument, by (b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount or liquidation preference of such security or instrument.

Certain United States federal income tax considerations

The following discussion describes certain U.S. federal income tax consequences of the ownership and disposition of the notes by holders who purchase notes at their “issue price,” as defined for U.S. federal income tax purposes, on the issue date in connection with this offering. This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. This discussion is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis, or to different interpretations. For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of notes and you are a “U.S. person” for U.S. federal income tax purposes or a “non-U.S. holder” if you are a beneficial owner of notes and are an individual, corporation, trust or estate that is not a U.S. holder. A “U.S. person” is:

➢	an individual citizen or resident of the United States;

➢

a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

➢	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

➢

a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or a trust that has a valid election in effect under applicable regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

This discussion only applies to holders who hold the notes as capital assets (generally, property held for investment). The tax treatment of holders of the notes may vary depending upon their particular situations. Certain holders, including insurance companies, tax exempt organizations, financial institutions, regulated investment companies, investors in partnerships or other entities treated as partnerships, pass-through entities, investors in pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, broker-dealers and persons holding the notes as part of a “straddle,” “hedge” or “conversion transaction,” may be subject to special rules not discussed below. This discussion does not address any estate, gift, foreign, state or local taxes. We urge you to consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of holding and disposing of notes, any tax consequences that may arise under estate or gift tax laws or under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty, as well as possible effects of changes in federal or other tax laws.

U.S. Holders

The following is a summary of material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Material consequences to non-U.S. holders of the notes are described under “Non-U.S. Holders” below.

Taxation of Interest.    Stated interest on a note will generally be taxable to you as ordinary income at the time received or accrued, depending on your method of accounting for U.S. federal income tax purposes.

Certain United States federal income tax considerations

Other Additional Payments.    We do not intend to treat the possibility of payment of additional amounts described in “Description of the notes—Optional Redemption” and “Description of the notes—Repurchase at the Option of Holders” as (i) affecting the determination of the yield to maturity of the notes or giving rise to any accrual of original issue discount or recognition of ordinary income upon a sale, taxable exchange, redemption, retirement or other taxable disposition of the notes, or (ii) resulting in the notes being treated as contingent payment debt instrument under applicable Treasury regulations. However, additional income will be recognized if any such payment is made. It is possible that the Internal Revenue Service may take a different position, in which case the timing, character, and amount of income attributable to the notes may be different.

Sale, Taxable Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes.    Upon a sale, taxable exchange, redemption, retirement or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount received upon the sale, taxable exchange, redemption, retirement or other taxable disposition (less any amount attributable to accrued interest which will be taxable as ordinary income, if not previously taken into gross income) and your adjusted tax basis in the note at that time. Your adjusted tax basis in your notes generally will equal the amount you paid for the notes.

Gain or loss realized on the sale, taxable exchange, redemption, retirement or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of sale, taxable exchange, redemption, retirement or other taxable disposition, the note has been held for more than one year. Under current law, long-term capital gains of certain non-corporate holders are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.    In general, information reporting will apply to certain payments of interest on the notes and to the proceeds from the sale or other disposition of a note paid to you unless you are an exempt recipient. Additionally, backup withholding (currently at a rate of 28% (which rate is scheduled to increase with respect to payments made on or after January 1, 2011)) will apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report full dividend and interest income or otherwise fail to comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. If backup withholding applies to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability, as long as you timely provide certain information to the IRS.

New Legislation.    For taxable years beginning after December 31, 2012, newly enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” would generally include gross income from interest, less certain deductions. We urge you to consult your own tax advisors with respect to the tax consequences of this new legislation.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes.

Certain United States federal income tax considerations

Payments of Interest.    Interest that we pay to you that is not effectively connected with your conduct of a U.S. trade or business will not be subject to U.S. federal income tax, and withholding of U.S. federal income tax will not be required on that payment if you:

➢	do not actually or constructively own 10% or more of the combined voting power of all classes of our stock;

➢	are not a controlled foreign corporation with respect to which we are a related person;

➢	are not a bank receiving interest on a loan entered into in the ordinary course of business within the meaning of the Internal Revenue Code; and

➢

you certify to us, our payment agent, or the person who would otherwise be required to withhold U.S. federal income tax, on IRS Form W-8BEN or applicable substitute form, under penalties of perjury, that you are not a U.S. person and provide your name and address.

If you do not satisfy the preceding requirements, your interest on a note that is not effectively connected with a U.S. trade or business would generally be subject to U.S. withholding tax at a flat rate of 30% unless that rate is reduced or eliminated pursuant to an applicable tax treaty (provided certain certification requirements are met).

Gain on Disposition.    You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, taxable exchange, redemption, retirement or other taxable disposition of a note unless:

➢

the gain is effectively connected with your conduct of a trade or business within the United States and if an applicable income tax treaty applies, is attributable to a permanent establishment or fixed base you maintain in the United States, in which case, you will be taxed as described below; or

➢

if you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met, in which case you will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses.

If you are engaged in trade or business in the United States, and if interest or gain on a note is effectively connected with the conduct of that trade or business and if an applicable tax treaty applies, is attributable to a permanent establishment or fixed base you maintain in the United States, you will be exempt from U.S. withholding tax but will be subject to regular U.S. federal income tax on the interest and gain in the same manner as if you were a U.S. person. In order to establish an exemption from U.S. withholding tax on interest, you must provide to us, our payment agent or the person who would otherwise be required to withhold U.S. federal income tax, a properly completed and executed IRS Form W-8ECI (or IRS Form W-8BEN claiming exemption under a tax treaty) or applicable substitute form. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to an additional U.S. branch profits tax at a rate of 30% (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding.    Payments to you of interest on a note, and amounts of tax withheld from such payments, if any, generally will be required to be reported to the Internal Revenue Service and to you. Backup withholding generally will not apply to payments of interest on the notes by us or our paying agent to you if you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied.

Certain United States federal income tax considerations

The payments of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or otherwise establish an exemption. The proceeds of a disposition effected outside the United States by you of notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is a United States person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of your non-U.S. status and has no actual knowledge to the contrary or unless you otherwise establish an exemption.

We urge you to consult your own tax advisors regarding the application of information reporting and backup withholding to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information to the IRS.

Underwriting

We are selling the notes to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters and each of the underwriters has, severally and not jointly, agreed to purchase, the principal amount of notes set forth opposite such underwriter’s name in the table below:

Underwriters	Principle Amount of Notes
UBS Securities LLC	$
Credit Suisse Securities (USA) LLC	$
BNP Paribas Securities Corp.	$
Mitsubishi UFJ Securities (USA), Inc.	$
TD Securities (USA) LLC	$
Wells Fargo Securities, LLC	$
U.S. Bancorp Investments, Inc.	$
Capital One Southcoast, Inc.	$
Daiwa Capital Markets America Inc.	$
Lloyds TSB Bank plc	$
Natixis Securities North America Inc.	$

Total		$150,000,000

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes but they are not obligated to do so and may stop their market-making at any time without providing any notice. Liquidity of the trading market for the notes cannot be assured.

The notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. If all of the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

➢	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

➢	Over-allotment involves sales by the underwriters of an amount in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

➢

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

➢

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

Underwriting

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

➢

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us and

➢	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In connection with this offering, the underwriters may distribute prospectuses electronically. We estimate that our expenses in connection with the sale of the notes, other than underwriting discounts, will be approximately $1.0 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Underwriting

At our request, the underwriters have reserved for sale, at the public offering price, up to $7.5 million aggregate principal amount of notes offered hereby for sale to certain of our directors, officers, relatives of directors or officers or trusts for the benefit of any of the foregoing. The aggregate principal amount of notes available for sale to the general public will be reduced to the extent such persons purchase such reserved notes. Any reserved notes which are not so purchased will be offered by the underwriters to the general public on the same terms as the other notes offered hereby.

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. An affiliate of each of the underwriters (other than Credit Suisse Securities (USA) LLC and Daiwa Capital Markets America Inc.) is a lender under our senior revolving credit facility. BNP Paribas Securities Corp. participates in our crude purchase and sale facility. In addition, UBS Securities LLC and Credit Suisse Securities (USA) LLC are acting as dealer managers and solicitation agents for our pending tender offer and consent solicitation. An affiliate of Wells Fargo Securities, LLC serves as the trustee of our existing notes and will serve as trustee for the notes offered hereby. An affiliate of Wells Fargo Securities, LLC will also act as the depositary for our pending tender offer and consent solicitation. An affiliate of BNP Paribas Securities Corp. is a holder of approximately $4.0 million of our 6 5/8% Senior Notes due 2011 and may participate in the pending tender offer, and, as a result, would receive a portion of the proceeds of this offering. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Daiwa Capital Markets America Inc. (“DCMA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DCMA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DCMA, DCMA will pay to SMBCSI a mutually agreed-upon fee.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the          business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+    ”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next          succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+    , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next          succeeding business days should consult their own advisor.

Legal matters

The validity of the issuance of the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for us by Brown, Drew & Massey, LLP, Casper, Wyoming, with respect to Wyoming law. Certain legal matters relating to the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents Frontier from time to time in matters unrelated to this offering.

Experts

The financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from Frontier Oil Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Frontier Oil Corporation’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon the authority as experts in accounting and auditing.

PROSPECTUS

FRONTIER OIL CORPORATION

COMMON STOCK

PREFERRED STOCK

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

WARRANTS

UNITS

PURCHASE CONTRACTS

GUARANTEES

By this prospectus, we may from time to time offer and sell in one or more offerings any combination of the securities listed above. This prospectus provides a general description of the securities we may offer. Supplements to this prospectus will provide the specific terms of the securities that we actually offer, including the offering prices. You should carefully read this prospectus, any applicable prospectus supplement and any information under the heading “Where You Can Find More Information” before you invest in any of these securities. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

We may sell these securities to or through underwriters, to other purchasers and/or through agents. Supplements to this prospectus will specify the names of any underwriters or agents.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “FTO.”

Investing in our securities involves risks. Please read “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 25, 2008.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

Unless the context indicates or requires otherwise, the terms “Frontier,” “we,” “us,” and “our” as used in this prospectus refer to Frontier Oil Corporation and its consolidated subsidiaries. When we use the term “Rocky Mountain region,” we refer to the states of Colorado, Wyoming, Montana and Utah. When we use the term “Plains States,” we refer to the states of Kansas, Oklahoma, Nebraska, Iowa, Missouri, North Dakota and South Dakota. In this prospectus, we sometimes refer to the common stock, preferred stock, debt securities, warrants, units and purchase contracts collectively as the “securities.”

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, or Securities Act, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to its exhibits for further information with respect to us. In addition, as allowed by the SEC’s rules, this prospectus incorporates by reference important business and financial information about us that is not included or delivered with this prospectus. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find SEC reports at the SEC’s website (http://www.sec.gov). Such reports, proxy statements and other documents and information concerning us are also available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed the following documents with the SEC (SEC File No. 01-10430), which are “incorporated by reference” into this prospectus:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 28, 2008;

(2)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 8, 2008;

(3)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008;

(4)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 6, 2008;

(5)	Our Current Reports on Form 8-K, filed with the SEC on January 4, 2008, February 29, 2008, March 17, 2008, March 20, 2008, April 25, 2008, June 24, 2008, August 20, 2008, August 28, 2008, September 17, 2008, and November 14, 2008; and

(6)	The description of our common stock contained in our registration statement on Form 8-A (File No. 001-07627), filed on February 20, 1981, as amended.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion or termination of offering of the securities offered by this prospectus shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any and all documents that have been incorporated by reference into this prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to us in writing at Frontier Oil Corporation, 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411, or by telephone at (713) 688-9600.

You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, free of charge, on our website at http://www.frontieroil.com. Access to those electronic filings is available as soon as reasonably practicable after filing with, or furnishing to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference, contain “forward-looking statements” as defined by the SEC. Such statements are those concerning contemplated transactions and strategic plans, expectations and objectives for future operations. These include, without limitation:

•	statements, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future;

•	statements relating to future financial performance, future capital sources and other matters; and

•

any other statements preceded by, followed by or that include the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “estimates,” “projects,” “could,” “should,” “may” or similar expressions.

Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. You are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

All forward-looking statements contained in this prospectus only speak as of the date of this document. We undertake no obligation to update or revise publicly any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events.

THE COMPANY

We are a publicly-traded independent energy company, organized in the State of Wyoming in 1977, engaged in crude oil refining and the wholesale marketing of refined petroleum products. We operate two refineries, one in Cheyenne, Wyoming, and the other in El Dorado, Kansas, with a total annual average crude oil capacity of approximately 182,000 barrels per day, or bpd. Both of our refineries are complex refineries, which means that they can process heavier, less expensive types of crude oil and still produce a high percentage of gasoline, diesel fuel and other high value refined products. Our refineries’ strategic locations provide access to major U.S. demand and supply centers in the Rocky Mountain region and the Plains States. We focus our marketing efforts from the Cheyenne refinery in the Rocky Mountain region and from the El Dorado refinery in the Plains States, which we believe are among the most attractive refined products markets in the United States. Our operations of refining and marketing of petroleum products are considered part of one reporting segment.

RISK FACTORS

The securities to be offered by this prospectus may involve a high degree of risk. When considering an investment in any of the securities, you should consider carefully all of the risk factors described below and any similar information contained in any Annual Report on Form 10-K or other document filed by us with the SEC after the date of this prospectus. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described in the prospectus supplement speculative or risky.

Crude oil prices and refining margins significantly impact our cash flow and have fluctuated substantially in the past.

Our cash flow from operations is primarily dependent upon producing and selling refined products at margins that are high enough to cover our fixed and variable expenses. In recent years, crude oil costs and crack spreads (the difference between our refined product sales prices and average West Texas Intermediate or WTI, crude oil prices) have fluctuated substantially. Factors that may affect crude oil costs and refined product sales prices include:

•	overall demand for crude oil and refined products;

•	general economic conditions;

•	the level of foreign and domestic production of crude oil and refined products;

•	the availability of imports of crude oil and refined products;

•	the marketing of alternative and competing fuels;

•	the extent of government regulation;

•	global market dynamics;

•	product pipeline capacity;

•	local market conditions; and

•	the level of operations of competing refineries.

Crude oil supply contracts are generally short-term contracts with price terms that change as market prices change. Our crude oil requirements are supplied from sources that include:

•	major oil companies;

•	crude oil marketing companies;

•	large independent producers; and

•	smaller local producers.

The price at which we can sell gasoline and other refined products is strongly influenced by the price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. However, if crude oil prices increase significantly, our operating margins would fall unless we could pass along these price increases to our customers.

Our refineries maintain inventories of crude oil, intermediate products and refined products, the value of each being subject to fluctuations in market prices. Our inventories of crude oil, unfinished products and finished products are recorded at the lower of cost on a first-in, first-out basis or market prices. As a result, a rapid and significant increase or decrease in the market prices for crude oil or refined products could have a significant short-term impact on our earnings and cash flow.

Our profitability is affected by crude oil differentials, which may decline and accordingly decrease our profitability.

The light/heavy crude oil differentials that we report are the average differential between the benchmark West Texas Intermediate, or WTI, crude oil priced at Cushing, Oklahoma (ConocoPhillips WTI crude oil posting plus) and the heavy crude oil priced as delivered to our Cheyenne refinery or El Dorado refinery, respectively. The WTI/WTS (sweet/sour) crude oil differential is the average differential between benchmark WTI crude oil priced at Cushing, Oklahoma and West Texas sour crude oil priced at Midland, Texas. Our profitability at our Cheyenne refinery is affected by the light/heavy crude oil differential, and our profitability at our El Dorado refinery is affected by the WTI/WTS crude oil differential. Starting in March 2006, when our El Dorado refinery began receiving heavy Canadian crude oil through the Spearhead Pipeline, its profitability also began benefiting from the light/heavy crude oil differential. We typically prefer to refine heavy sour crude oil at our Cheyenne refinery and both heavy and intermediate sour crude oil at our El Dorado refinery because these crudes provide a higher refining margin than light or sweet crude oil does. Accordingly, any tightening of these crude oil differentials will reduce our profitability. Our Cheyenne refinery light/heavy crude oil differential averaged $17.95 per barrel in the nine months ended September 30, 2008, compared to $15.27 per barrel in the same period in 2007. Our El Dorado refinery light/heavy crude oil differential averaged $19.48 per barrel in the nine months ended September 30, 2008 compared to $17.26 per barrel in the same period in 2007. The WTI/WTS crude oil differential averaged $4.13 per barrel in the nine months ended September 30, 2008, compared to $4.38 per barrel in the same period in 2007. Crude oil prices were historically high during 2008, contributing to attractive light/heavy crude oil differentials and WTI/WTS crude oil differentials. However, the crude oil differentials may decline in the future, which would have a negative impact on our earnings.

External factors beyond our control can cause fluctuations in demand for our products, our prices and margins, which may negatively affect income and cash flow.

Among these factors is the demand for crude oil and refined products, which is largely driven by the conditions of local and worldwide economies as well as by weather patterns and the taxation of these products relative to other energy sources. Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, also have a significant impact on our activities. Operating results can be affected by these industry factors, by competition in the particular geographic areas that we serve and by factors that are specific to us, such as the success of particular marketing programs and the efficiency of our refinery operations. The demand for crude oil and refined products can also be reduced due to a local or national recession or other adverse economic condition that results in lower spending by businesses and consumers on gasoline and diesel fuel, higher gasoline prices due to higher crude oil prices, a shift by consumers to more fuel-efficient vehicles or alternative fuel vehicles (such as ethanol or wider adoption of gas/electric hybrid vehicles), or an increase in vehicle fuel economy, whether as a result of technological advances by manufacturers, legislation mandating or encouraging higher fuel economy or the use of alternative fuel.

In addition, our profitability depends largely on the spread between market prices for refined petroleum products and crude oil prices. This margin is continually changing and may fluctuate significantly from time to time. Crude oil and refined products are commodities whose price levels are determined by market forces beyond our control. Due to the seasonality of refined products markets and refinery maintenance schedules, results of operations for any particular quarter of a fiscal year are not necessarily indicative of results for the full year. In general, prices for refined products are influenced by the price of crude oil. Although an increase or decrease in the price of crude oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on operating results therefore depends in part on how quickly refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices, a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices, or a substantial or prolonged decrease in demand for refined products could have a significant negative effect on our results of operations and cash flows.

We are dependent on others to supply us with substantial quantities of raw materials.

Our business involves converting crude oil and other refinery raw materials into liquid fuels. We own no crude oil or natural gas reserves and depend on others to supply these feedstocks to our refineries. We use large quantities of natural gas and electricity to provide heat and mechanical energy required by our processing units. Disruption to our supply of crude oil, natural gas or electricity, or the continued volatility in the costs thereof, could have a material adverse effect on our operations. In addition, our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes.

Our refineries face operating hazards, and the potential limits on insurance coverage could expose us to significant liability costs.

Our operations could be subject to significant interruption, and our profitability could be impacted if either of our Refineries experienced a major accident or fire, was damaged by severe weather or other natural disaster, or was otherwise forced to curtail its operations or shut down. If a crude oil pipeline became inoperative, crude oil would have to be supplied to our Refineries through an alternative pipeline or from additional tank trucks to the Refineries. Alternative supply arrangements could require additional capital expenditures, hurt our business and profitability and cause us to operate the affected Refinery at less than full capacity until pipeline access was restored or crude oil transportation was fully replaced. In addition, a major accident, fire or other event could damage our Refineries or the environment or cause personal injuries. If either of our Refineries experiences a major accident or fire or other event or an interruption in supply or operations, our business could be materially adversely affected if the damage or liability exceeds the amounts of business interruption, property, terrorism and other insurance that we maintain against these risks.

Our Refineries consist of many processing units, a number of which have been in operation for many years. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that our units are not operating.

We face substantial competition from other refining companies, and greater competition in the markets where we sell refined products could adversely affect our sales and profitability.

The refining industry is highly competitive. Many of our competitors are large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better positioned than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. Many of these competitors have financial and other resources substantially greater than ours.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production and have retail outlets. Competitors that have their own crude production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower, that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition and results of operations.

Our operations involve environmental risks that may require us to make substantial capital expenditures to remain in compliance or that could give rise to material liabilities.

Our results of operations may be affected by increased costs of complying with the extensive environmental laws to which our business is subject and from any possible contamination of our facilities as a result of accidental spills, discharges or other releases of petroleum or hazardous substances.

Our operations are subject to extensive federal, state and local environmental and health and safety laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the air and water, product specifications and the generation, treatment, storage, transportation, disposal or remediation of solid and hazardous waste and materials. Environmental laws and regulations that affect the operations, processes and margins for our refined products are extensive and have become progressively more stringent. Additional legislation or regulatory requirements or administrative policies could be imposed with respect to our products or activities. Compliance with more stringent laws or regulations or more vigorous enforcement policies of the regulatory agencies could adversely affect our financial position and results of operations and could require us to make substantial expenditures. Any noncompliance with environmental and health and safety laws and regulations, including existing or future notices of violation issued by a local, state or federal agency thereunder, could subject us to material administrative, civil or criminal penalties or other liabilities.

We are a defendant in a series of lawsuits alleging, among other things, that emissions from an oil field or the production facilities thereon at the campus of the Beverly Hills High School, which were owned and operated by one of our subsidiaries between 1985 and 1995, caused the plaintiffs to develop cancers or various health problems.

Our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous pipelines or product terminals, could give rise to liability (including potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. This could involve contamination associated with facilities that we currently own or operate, facilities that we formerly owned or operated and facilities to which we sent wastes or by-product for treatment or disposal and other contamination. Accidental discharges could occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess penalties against us in connection with past or future contamination and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future releases or spills, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

Our operations may incur substantial liabilities to comply with climate change legislation and regulatory initiatives.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress has been actively considering legislation to reduce emissions of greenhouse gases, primarily through the development of greenhouse gas cap and trade programs that would require obtaining and surrendering emission allowances. It is possible that we could be required to purchase and surrender allowances, either for greenhouse gas emissions resulting from our operations or from combustion of fuels that we produce. In addition, more than one-third of the states already have begun implementing legal measures to reduce emissions of greenhouse gases. On April 2, 2007, the U.S. Supreme Court in Massachusetts, et al. v. EPA held that carbon dioxide may be regulated as an “air pollutant” under the federal Clean Air Act and that the EPA must consider whether it is required to regulate greenhouse gas emissions from mobile sources such as cars and trucks. In July 2008, the EPA released an Advance Notice of Proposed Rulemaking regarding possible future regulation of greenhouse gas emissions under the Clean Air Act, in response to the Supreme Court’s decision in Massachusetts. In the notice, the EPA evaluated the potential regulation of greenhouse gases under the Clean Air Act and other potential methods of regulating greenhouse gases. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the near future. Thus, there may be restrictions imposed on the emission of greenhouse gases even if the U.S. Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition and results of operations, including demand for the refined petroleum products that we produce.

Our operations are subject to various laws and regulations relating to occupational health and safety, which could give rise to increased costs and material liabilities.

The nature of our business may result from time to time in industrial accidents. Our operations are subject to various laws and regulations relating to occupational health and safety. Continued efforts to comply with applicable health and safety laws and regulations, or a finding of non-compliance with current regulations, could result in additional capital expenditures or operating expenses, as well as fines and penalties.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require changes to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

Our risk management activities may generate substantial losses and limit potential gains.

In order to hedge and limit potential financial losses on certain of our inventories, we from time to time enter into derivative contracts to make forward sales or purchases of crude oil, refined products, natural gas and other commodities. We may also use options or swaps to accomplish similar objectives. Our inventory hedging strategies generally produce losses when hedged crude oil or refined products increase in value. In the nine months ended September 30, 2008, we incurred a pre-tax hedging inventory loss of $39.9 million compared to $35.7 million in losses in the nine months ended September 30, 2007 recorded in “Other revenues” in the Condensed Consolidated Statements of Income and Comprehensive Income. Offsetting the cost of our hedges is the economic value realized when we liquidate inventory which had been hedged. The value of the hedged inventory generally moves in an opposite direction to the value of the hedge contract. However, due to mark to market accounting requirements and cash margin requirements of commodities exchanges and various counterparties, there may be timing differences between when hedging losses are incurred and when the related physical inventories are sold. In certain instances, these derivative contracts are accounted for as hedges, but there is potential risk that these hedges may not be considered effective from an accounting perspective and would be marked to market in our financial statements. As we use progressively more Canadian crude oil at our refineries, both our total crude oil inventories and the amount hedged inventories are likely to increase in future periods. See “Quantitative and Qualitative Disclosures about Market Risk” in Part I, Item 3 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is incorporated herein by reference.

Instability and volatility in the financial markets could have a negative impact on our business, financial condition, results of operations and cash flows.

The financial markets have recently experienced substantial and unprecedented volatility as a result of turmoil in the credit markets. Market disruptions such as those currently being experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we may rely to finance our operations and satisfy our obligations as they become due, and capital may not be available on terms that are reasonably acceptable to us, or at all. These disruptions may include turmoil in the financial services industry, including substantial uncertainty surrounding particular lending institutions with which we do business, reduction in available trade credit due to counterparties liquidity concerns, more strict lending requirements, unprecedented volatility in the markets where our outstanding securities trade, and general economic downturns in the areas where we do business. In addition, a general economic slowdown or the lack of liquidity may result in contractual counterparties with which we do business being unable to satisfy their obligations to us in a timely manner, or at all.

We maintain significant amounts of cash and cash equivalents at several financial institutions that are in excess of federally insured limits. In the third quarter of 2008, we recorded a loss of $411,000 on money market funds that had investments in Lehman Brothers, which filed for bankruptcy. Given the current instability of financial institutions, we may experience further losses on our cash and cash equivalents.

Hurricanes along the Gulf Coast could disrupt our supply of crude oil and our ability to complete capital improvement projects in a timely manner.

Hurricanes and tropical storms and related storm activity, such as windstorms, storm surges, floods and tornadoes, have on multiple occasions caused extensive and catastrophic physical damage in and to coastal and inland areas located in the Gulf Coast region of the United States (parts of Texas, Louisiana, Mississippi and Alabama) and certain other parts of the southeastern United States. Some of the materials we use for our capital projects are fabricated at facilities located along the Gulf Coast. Should storms of this nature occur in the future, it is possible that the storms and their collateral effects could result in delays or cost increases for our capital and maintenance projects.

In addition, supplies of crude oil to our El Dorado refinery are sometimes shipped from Gulf Coast production or terminaling facilities. This crude oil supply source could be potentially threatened in the event of future catastrophic damage to such facilities.

We may have labor relations difficulties with some of our employees represented by unions.

Approximately 56 percent of our employees were covered by collective bargaining agreements at December 31, 2007. All of our union contracts expire in 2009, and there is no assurance that we will be able to enter into new contracts on terms acceptable to us or at all. A failure to do so may increase our costs or result in an interruption of our business. See Item 1 “Business-Employees” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated herein by reference. In addition, employees may conduct a strike at some time in the future, which may adversely affect our operations.

Terrorist attacks and threats or actual war may negatively impact our business.

Terrorist attacks in the United States and the war in Iraq, as well as events occurring in response to or in connection with them, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our suppliers or our customers, could adversely impact our operations. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. As a result, there could be delays or losses in the delivery of supplies and raw materials to us, decreased sales of our products and extensions of time for payment of accounts receivable from our customers.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges on a consolidated basis for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

Year Ended December 31,					Nine Months Ended September 30,
2003	2004	2005	2006	2007	2008
1.2x	3.7x	26.6x	29.2x	36.6x	16.8x

The ratios were computed by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pretax income of subsidiaries that have not incurred fixed charges. “Fixed charges” represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

USE OF PROCEEDS

Unless otherwise specified in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus to fund:

•	expenditures related to expansions of our refineries;

•	working capital needs; and

•	expenditures related to general corporate purposes.

The actual application of proceeds from the sale of any particular tranche of securities issued hereunder will be described in the applicable prospectus supplement relating to such tranche of securities. We may invest funds not required immediately for these purposes in marketable securities and short-term investments. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the key terms and provisions of our capital stock. You should refer to the applicable provisions of our restated articles of incorporation, as amended, our fifth amended and restated bylaws, the Wyoming Business Corporation Act and the documents that we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

As of the date of this prospectus, we are authorized to issue up to 180,000,000 shares of common stock, with no par value, and up to 500,000 shares of preferred stock, par value $100 per share. As of November 3, 2008, we had 103,902,969 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

All of the outstanding shares of common stock are, and the common stock offered by any prospectus supplement will be, validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price. Each share of common stock has an equal and ratable right to receive dividends when, as and if declared by the board of directors out of assets legally available therefor and subject to the dividend obligations to the holders of any preferred stock then outstanding.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock that at the time may be outstanding.

The holders of common stock have no preemptive, subscription or conversion rights, and are not subject to further calls or assessments of Frontier. There are no redemption or sinking fund provisions applicable to the common stock. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors, such that the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election.

The registrar and transfer agent for our common stock is Wells Fargo Bank, N.A., St. Paul, Minnesota.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to allow such determinations to be made by the board of directors instead of the stockholders and to avoid the expense of, and eliminate delays associated with, a stockholder vote on specific issues.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. As a result, the issuance of shares of a series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any other series of our preferred stock. The issuance of shares of preferred stock may also adversely affect the rights of the holders of our common stock. For example, any preferred stock issued will rank prior to our common stock as to dividend rights and liquidation preference, and may have full or limited voting rights and may be convertible into shares of common stock or other securities.

The following description of the terms of the preferred stock sets forth some of the general terms and provisions of our authorized preferred stock. If we offer preferred stock under this prospectus, the terms may include the following:

•	the number of shares of each such series and the designation thereof;

•

the annual rate or amount of dividends, if any, payable on shares of each such series (which dividends would be payable in preference to any dividends on common stock), whether such dividends shall be cumulative or non-cumulative and the conditions upon which and/or the date when such dividends shall be payable;

•

whether the shares of each such series shall be redeemable and, if so, the terms and conditions of such redemption, including the time or times when and the price or prices at which shares of each such series may be redeemed;

•	the amount, if any, payable on shares of each such series in the event of liquidation, dissolution or winding up of the affairs of the Company;

•

whether the shares of each such series shall be convertible into or exchangeable for shares of any other class, or any series of the same or any other class, and, if so, the terms and conditions thereof, including the price or prices or the rate or rates at which shares of each such series shall be so convertible or exchangeable, and the adjustment which shall be made, and the circumstances in which such adjustments shall be made, in such conversion or exchange prices or rates; and

•	whether the shares of each such series shall have any voting rights in addition to those prescribed by law and, if so, the terms and conditions of exercise of voting rights.

This description of the terms of the preferred stock is not complete and will be subject to and qualified by the certificate of designation relating to any applicable series of preferred stock.

Possible Anti-takeover Provisions

Our restated articles of incorporation, as amended, contain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult possible takeover proposals to acquire control of Frontier and make removal of our management more difficult.

Our restated articles of incorporation, as amended, authorize a class of undesignated preferred stock consisting of 500,000 shares. Preferred stock may be issued from time to time in one or more series, and our board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to allow such determinations to be made by the board of directors instead of the stockholders and to avoid the expense of, and eliminate delays associated with, a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Frontier.

Although the Wyoming Business Corporation Act provides that a corporation’s articles of incorporation may provide for cumulative voting for directors, our restated articles of incorporation, as amended, do not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.

Under the Wyoming Management Stability Act (the “WMSA”), the business combination statute of the State of Wyoming, a corporation is generally restricted from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder. An interested stockholder is defined as a stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within the prior three-year period did own, 15% or more of the corporation’s voting stock. This restriction applies unless:

•

prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers, consolidations, share exchanges, sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries, subject to certain exceptions;

•	transactions having the effect of increasing the proportionate share of the interested stockholder in the capital stock of the corporation or its subsidiaries, subject to certain exceptions; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of the WMSA generally apply to a qualified corporation, which is defined as a Wyoming corporation that has assets of at least $10 million and voting stock that is (i) listed on a national securities exchange; (ii) authorized for quotation on the Nasdaq Stock Market; or (iii) held of record by more than 1,000 stockholders. A qualified corporation must also have substantial business operations within the State of Wyoming. Substantial business operations are defined as (i) at least 10% of the corporation’s full-time employees are employed in Wyoming; (ii) at least 100 full-time employees are employed in Wyoming; (iii) at least $10 million in fair market value of the corporation’s assets are deposited in Wyoming financial institutions; (iv) the principal operating headquarters and the primary officers of the chief executive officer are within the State of Wyoming; or (v) a combination of assets deposited with Wyoming financial institutions, assets assessed for ad valorem taxation with the State of Wyoming and assets within the State of Wyoming are not subject to ad valorem taxation but which are sufficient to cause the corporation to pay Wyoming’s annual report license tax.

The WMSA does not apply to a corporation if, subject to certain requirements specified in the WMSA, the articles of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the WMSA. The WMSA also does not apply to a corporation if the corporation has filed a statement with the Secretary of State of the State of Wyoming electing to opt-out of the shareholder takeover protection provisions of the WMSA.

We have not adopted any provision in our articles of incorporation, as amended, or fifth amended and restated bylaws electing not to be governed by the WMSA. We also have not filed a statement with the Secretary of State of the State of Wyoming electing to opt-out of the shareholder takeover protection provisions of the WMSA. As a result, the WMSA is applicable to business combinations involving Frontier.

DESCRIPTION OF DEBT SECURITIES

Any debt securities that we offer under a prospectus supplement will be direct, unsecured general obligations. The debt securities will be either senior debt securities or unsecured subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a senior debt indenture and unsecured subordinated debt securities will be issued under a subordinated debt indenture. Together the senior debt indenture and the subordinated indenture are called “indentures.”

We have summarized selected provisions of the indentures below. The following summary is a description of the material provisions of the indentures. It does not restate those agreements in their entirety. We urge you to read each of the indentures because each one, and not this description, defines the rights of holders of debt securities. A form of senior indenture and a form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part.

General

The debt securities will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

A substantial portion of our assets are held by our operating subsidiaries, Frontier Oil and Refining Company, Frontier Refining & Marketing Inc., Frontier Holdings Inc., Frontier Refining Inc., Frontier El Dorado Refining Company, Frontier Pipeline Inc. and Ethanol Management Company. With respect to these assets, holders of senior debt securities that are not guaranteed by our operating subsidiaries and holders of subordinated debt securities will have a position junior to the prior claims of creditors of these subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us by our subsidiaries of dividends, debt principal and interest or other charges.

The following description sets forth the general terms and provisions that could apply to debt securities that we may offer to sell. A prospectus supplement and an indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange features;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, coupon or global form.

Denominations

The prospectus supplement for each issuance of debt securities will state that the securities will be issued in registered form of $1,000 each or integral multiples thereof.

Subordination

Under a subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt (as defined in the subordinated indenture). A subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event that we fail to pay the principal, interest, any premium on any senior debt when due or if another default occurs that results in acceleration of senior debt. In addition, in the event of any distribution of our assets upon our dissolution, liquidation or reorganization (including in a bankruptcy, insolvency or similar proceeding), holders of senior debt will be entitled to payment in full before any payment or distribution of our assets is made to holders of subordinated debt securities.

A subordinated indenture will not limit the amount of senior debt that we may incur.

Mergers and Sale of Assets

Each indenture will provide that we may not consolidate with or merge into any other person or sell, convey, transfer or lease all or substantially all of our properties and assets (on a consolidated basis) to another person, unless:

•	the successor person assumes all of our obligations under the indentures;

•	we or the successor person will not immediately be in default under the indentures; and

•

we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation or merger complies with the indenture and that all conditions precedent set forth in the indenture have been complied with.

Upon the assumption of our obligations by a successor, we will be discharged from all obligations under the indentures.

Modification of Indentures

Each indenture will provide that our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

Events of Default

“Event of default,” when used in an indenture, will mean any of the following:

•	failure to pay the principal of, or any premium on, any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest on any debt security for 30 days;

•	failure to perform any covenant set forth in the covenants section of the indenture that continues for 90 days after we are given written notice;

•	failure to perform any other covenant in the indenture that continues for 180 days after we are given written notice;

•	certain events in bankruptcy, insolvency or reorganization of us; or

•	any other event of default included in a supplemental indenture or any officer’s certificate setting forth additional terms of the debt security.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest or any premium) if it considers the withholding of notice to be in the interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount outstanding of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we:

•	will pay the principal of, interest and any premium on, the debt securities when due;

•	will maintain a place of payment;

•	will deliver a certificate to the trustee at the end of each fiscal year reviewing our obligations under the indentures;

•	will preserve our corporate existence; and

•	will deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Subsidiary Guarantees

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries (Frontier Oil and Refining Company, Frontier Refining & Marketing Inc., Frontier Holdings Inc., Frontier Refining Inc., Frontier El Dorado Refining Company, Frontier Pipeline Inc. and Ethanol Management Company), payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by such subsidiary or subsidiaries. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such subsidiary or subsidiaries.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by such subsidiary or subsidiaries. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of such subsidiary’s or subsidiaries’ existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “—Subordination” above.

The obligations of our operating subsidiaries under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depository identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depository to a nominee of the depository;

•	by any nominee to the depository itself or another nominee; or

•	by the depository or any nominee to a successor depository or any nominee of the successor.

We will describe the specific terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

When we issue a global security in registered form, the depository for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depository (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depository or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depository or any participants on account of beneficial interests in the global security.

We expect that the depository or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depository for a series of debt securities is at any time unwilling, unable or ineligible to continue as depository and we do not appoint a successor depository within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depository, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

No Personal Liability of Officers, Directors, Employees or Stockholders

No officer, director, employee or stockholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any indenture or the debt securities by reason of his, her or its status as such.

Information Concerning the Trustee

A banking or financial institution will be the trustee under the indentures. A successor trustee may be appointed in accordance with the terms of the indentures.

The indentures and the provisions of the Trust Indenture Act of 1939, or Trust Indenture Act, incorporated by reference therein, will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

A single banking or financial institution may act as trustee with respect to both the subordinated indenture and the senior indenture. If this occurs, and should a default occur with respect to either the subordinated debt securities or the senior debt securities, such banking or financial institution would be required to resign as trustee under one of the indentures within 90 days of such default, pursuant to the Trust Indenture Act, unless such default were cured, duly waived or otherwise eliminated.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock, preferred stock, debt securities, units or purchase contracts. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will specify the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the securities purchasable upon exercise of such warrants;

•	the price at which, and the currency or currencies in which the securities purchasable upon exercise of, such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We do not have any warrants issued and outstanding.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, debt securities, warrants or purchase contracts or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•

the terms of the units and of any of the common stock, preferred stock, debt securities, warrants or purchase contracts comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more warrants, shares of preferred stock, shares of common stock, senior debt securities, subordinated debt securities and units issued by us or debt obligations of an entity affiliated or not affiliated with us, for the purchase or sale of:

•	securities issued by us or by an entity affiliated or not affiliated with us, a basket of those securities, an index or indices of those securities or any combination of the above;

•	currencies; or

•	commodities.

Each purchase contract will obligate the holder to purchase or sell, and obligate us to sell or purchase, on specified dates, the purchase contract property at a specified price or prices, all as described in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell the purchase contract property and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

PLAN OF DISTRIBUTION

We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.

We may designate agents to solicit offers to purchase our securities. We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in the applicable prospectus supplement. Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions (including block transactions), at negotiated prices, at a fixed public offering price or at varying prices determined at the time of sale. We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation that the underwriters and dealers will receive, in our prospectus supplement. If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities. The obligations of the underwriters to purchase the securities will be subject to certain conditions contained in the underwriting agreement. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The underwriters will use a prospectus supplement to sell our securities.

If we use a dealer, we, as principal, will sell our securities to the dealer. The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time that it sells our securities. We will include the name of the dealer and the terms of our transactions with the dealer in the applicable prospectus supplement.

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. In this case, no underwriters or agents would be involved. We will describe the terms of our direct sales in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. In connection with the sale of the securities offered by this prospectus, underwriters may receive compensation from us or from the purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions, which will not exceed 8% of the proceeds from the sale of the securities. Any underwriters, dealers or agents will be identified and their compensation described in the applicable prospectus supplement. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

Unless otherwise specified in the applicable prospectus supplement, all securities offered under this prospectus will be a new issue of securities with no established trading market, other than the common stock, which is currently listed and traded on the New York Stock Exchange. We may elect to list any other class or series of securities on a national securities exchange or a foreign securities exchange but are not obligated to do so. Any common stock sold by this prospectus will be listed for trading on the New York Stock Exchange subject to official notice of issuance. We cannot give you any assurance as to the liquidity of the trading markets for any of the securities.

Any underwriter to whom securities are sold by us for public offering and sale may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve sales by the underwriters of the securities in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. These activities may cause the price of the securities to be higher than it would otherwise be. The underwriters will not be obligated to engage in any of the aforementioned transactions and may discontinue such transactions at any time without notice.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities will be passed upon for us by Andrews Kurth LLP, Houston, Texas, and certain matters of Wyoming law relating to the validity of the securities will be passed upon for us by Brown, Drew & Massey, LLP, Casper, Wyoming. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The financial statements, the related financial statement schedules, incorporated in this Prospectus by reference from Frontier Oil Corporation’s Annual Report on Form 10-K, and the effectiveness of Frontier Oil Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to the adoption on December 31, 2005 of the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospectus Supplement

$150,000,000

Frontier Oil Corporation

    % Senior Notes

due 2018

                    , 2010

UBS Investment Bank

Credit Suisse

BNP PARIBAS

Mitsubishi UFJ Securities

TD Securities

Wells Fargo Securities

US Bancorp

Capital One Southcoast

Daiwa Capital Markets

Lloyds TSB Corporate Markets

Natixis Securities N.A.